================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         _______________________________

                                 AMENDMENT NO. 2
                                       TO
                                    FORM 20-F

           [x] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 000-31305

                              HAEMACURE CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                           2001 University, Suite 430
                         Montreal, Quebec H3A 2A6 CANADA
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                        Common Shares, without par value
                                (Title of Class)

                    Securities for which there is a reporting
                obligation pursuant to Section 15(d) of the Act.
                                      None.

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report: 23,926,132 Common Shares, without par value, were outstanding as of August 1, 2000.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes       No  X
                                   ---      ---

     Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17  X    Item 18
                                  ---           ---

================================================================================

                                TABLE OF CONTENTS

PART I

          ITEM 1    DESCRIPTION OF BUSINESS

          ITEM 2    DESCRIPTION OF PROPERTY

          ITEM 3    LEGAL PROCEEDINGS

          ITEM 4    CONTROL OF REGISTRANT

          ITEM 5    NATURE OF TRADING MARKET

          ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

          ITEM 7    TAXATION

          ITEM 8    SELECTED FINANCIAL DATA

          ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          ITEM 10   DIRECTORS AND OFFICERS OF REGISTRANT

          ITEM 11   COMPENSATION OF DIRECTORS AND OFFICERS

          ITEM 12   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
                    SUBSIDIARIES

          ITEM 13   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

PART II

          ITEM 14   DESCRIPTION OF SECURITIES TO BE REGISTERED

PART III

          ITEM 15   DEFAULTS UPON SENIOR SECURITIES

          ITEM 16 CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

PART IV

          ITEM 17   FINANCIAL STATEMENTS

          ITEM 19   FINANCIAL STATEMENTS AND EXHIBITS

                                 EXCHANGE RATES

The Company publishes its consolidated financial statements in Canadian Dollars. The following table sets forth the exchange rates of the Canadian Dollar to the U.S. Dollar at the end of fiscal years 1995 through 1999 and for the six-month period ended April 30, 2000, as well as the high, low and average exchange rates for each of such periods (such rates, expressed in CDN $ to US $1, being the noon buying rates in New York City for cable as certified for customs purposes by the Federal Reserve Bank of New York). On October 8, 2000, US $1.00 equaled CDN $1.50.

                                                                        Six
                                                                       Months
                                                                       Ended
                                      Year Ended October 31,         April 30,
                      ------------------------------------------     ---------
                       1995     1996     1997     1998     1999        2000
------------------------------------------------------------------------------
High                  $ 1.42   $ 1.38   $ 1.41   $ 1.58   $ 1.56      $ 1.49
Low                   $ 1.33   $ 1.34   $ 1.33   $ 1.40   $ 1.45      $ 1.44
Average (1)           $ 1.37   $ 1.36   $ 1.38   $ 1.47   $ 1.49      $ 1.46
At end of Period      $ 1.34   $ 1.34   $ 1.41   $ 1.54   $ 1.47      $ 1.48

-----------------
(1) The average of the exchange rates on the last day of each month in the applicable period.

                                     PART I

Item 1.  Description of Business.

Haemacure Corporation ("Haemacure" or the "Company") was incorporated on August 19, 1991 pursuant to the Canada Business Corporations Act. The Company's principal offices are located at 2001 University, Suite 430, Montreal, Quebec H3A 2A6, Canada. The Company's shares have been publicly traded on the Toronto Stock Exchange since June 1996. In 1996, Haemacure created a wholly-owned subsidiary in the United States, Haemacure Corporation ("HAE-US"), under the laws of Delaware, with headquarters in Sarasota, Florida for the purpose of distributing and marketing Haemacure's products.

Overview

Haemacure is a leader in the development, marketing and sale of surgical sealants and related medical devices for the acute surgical wound management market. In order to serve this market, Haemacure has focused on the development and the commercialization of its proprietary and licensed fibrin sealants and surgical devices for use in a broad range of applications. Fibrin sealant is a tissue sealant comprised of fibrinogen and thrombin extracted from human plasma. It is used in surgical procedures to arrest bleeding and as an adjunct to wound healing. Fibrin sealants have been used in Europe and Japan for more than a decade and were approved in 1998 for sale in the United States. Based on independent market studies conducted by Frost & Sullivan, Haemacure estimates that the annual U.S. market for fibrin sealants could grow to as much as US $666 million by 2003. Haemacure's sales in the U.S. for the six-month period ended April 30, 2000, were Cdn. $5,730,031 (approximately US $3,724,520).

Haemacure believes that it is a leader in the surgical sealant market because it is the first company (along with Baxter International) to market an FDA-approved fibrin sealant product in the United States. Additionally, in collaboration with ZLB Bioplasma AG, Haemacure is currently in the process of developing a next generation fibrin sealant product known as Hemaseel HMN, and Haemacure is also at the forefront of developing efficient and diverse methods for delivering surgical sealants in multiple surgical modalities. Haemacure is one of only a handful of companies, especially in the U.S., which is dedicated primarily to surgical sealants and their delivery devices.

Hemaseel APR is the first fibrin sealant marketed by Haemacure. Haemacure acquired a license for the product in 1997 from Immuno International AG ("Immuno") at the time of the acquisition of Immuno by Baxter International, Inc. ("Baxter"). The product received approval from the United States Food and Drug Administration (the "FDA") for marketing in May 1998 and was launched commercially in the United States by Haemacure one month later.

Hemaseel APR has been approved by the FDA for use in surgeries involving cardiopulmonary bypass, spleen repair surgery, and colostomy closures, and Hemaseel APR is marketed by Haemacure to hospitals and surgeons for this purpose.

Hemaseel APR contains two human blood components, fibrinogen and thrombin, which form the essential part of a blood clot, and a third component, aprotinin, which acts as an anti-fibrinolytic agent. An "anti-fibrinolytic agent" is a protein inhibitor that slows the degradation of the fibrin clot, which is the blood clot that forms when fibrinogen and thrombin are combined. Only one competitive fibrin sealant product (marketed by Baxter) has been approved for use in the United States. This provides Haemacure with a significant opportunity to penetrate the United States tissue sealant market, especially in light of Haemacure's sales force (which is dedicated primarily to fibrin sealants) and Haemacure's educational programs (which are designed to educate medical professionals regarding the use of fibrin sealants).

Sales of Hemaseel APR have increased each quarter since its launch by Haemacure in June 1998. During the fiscal year ended October 31, 1999, Haemacure sold Hemaseel APR to more than 500 accounts in the United States and recorded sales of $5.5 million, representing approximately 18% of the current United States fibrin sealant market, as estimated by Frost & Sullivan. Haemacure's short-term objective is to increase sales of Hemaseel APR through marketing initiatives designed to increase the visibility of Hemaseel APR in the United States surgical community.

Haemacure's second fibrin sealant is Hemaseel APR (FF), also acquired under license from Immuno. Hemaseel APR (FF) is a frozen formulation of Hemaseel APR, delivered by way of pre-filled syringes. The FDA application for Hemaseel APR
(FF) was submitted in July, 2000, and product approval is anticipated in late 2001. After approval, production of the product will take another 4-6 months before Haemacure will be in a position to market the product in the United States.

Haemacure believes that Hemaseel APR (FF) will be significantly easier for surgeons to use than Hameaseel APR. Because the unfrozen version of Heemaseel APR is delivered in freeze-dried vials, the unfrozen version requires reconstitution, which consists of adding various solutions and buffers to the product prior to use. The reconstituted liquid must then be transferred into syringes. However, because Heemaseel APR (FF) is delivered in pre-filled syringes, no reconstitution steps or preparation other than thawing are necessary.

The shelf life of Hemaseel APR is two years from the date of manufacture. The product is batch-dated for expiration, and it is rendered obsolete several months before the expiration date because hospitals will not use short-dated product. Hemaseel APR (FF) is currently under submission with the FDA, and its shelf life has not yet been established.

In 1999, Haemacure entered into an agreement with Bio Products Laboratory ("BPL"), an agency of the British National Blood Authority, pursuant to which BPL will manufacture Hemaseel APR and Hemaseel APR (FF) for Haemacure. The agreement was recently approved by the British government and a final version of the agreement was signed. The Company expects that the BPL manufacturing facility, which is located in Elstree, England, will be operational in 2002 and that Haemacure will receive FDA approval to market Hemaseel APR manufactured there in 2002 or 2003. Until that time, Immuno will continue to supply Haemacure with Hemaseel APR and Hemaseel APR (FF).

Haemacure's third fibrin sealant is Hemaseel HMN, a proprietary product currently undergoing Phase II studies in preparation for Phase III clinical trials for vascular applications. Haemacure believes that Hemaseel HMN may be more appropriate than Hemaseel APR in certain applications, such as neurosurgery, because Hemaseel APR contains aprotinin, which is a bovine-derived product. On the other hand, Hemaseel HMN is an all-human product. In addition to neurosurgery, Hemaseel HMN may be more appropriate in other procedures in which aprotinin provides no clinical benefit.

The pilot studies and clinical trials for Hemaseel HMN are being funded and managed by ZLB Central Laboratory Blood Transfusion Service SRC (Swiss Red Cross) (the "ZLB") under a June 1999 licensing agreement with Haemacure. At that time, the ZLB also made an equity investment in Haemacure of US $9.8 million, as a result of which the ZLB became Haemacure's largest shareholder. Haemacure hopes to have FDA approval of Hemaseel HMN in 2003.

Under the licensing agreement, the ZLB acquired the right to market Hemaseel HMN (under a different trademark) in exchange for the ZLB's commitment to fund and manage the regulatory approval process for Hemaseel HMN in the United States and Europe, including the completion of Phase III clinical trials. The ZLB will also pay a royalty to Haemacure on its sales of Hemaseel HMN. Haemacure retains the right to also market Hemaseel HMN directly.

The June 1999 agreement represented a continuation of the ZLB's long-standing relationship with Haemacure, which includes: (i) an agreement in 1996 whereby Haemacure and the ZLB shared the cost of the development of a scaled-up manufacturing process for Haemacure's fibrin sealant proprietary technology;
(ii) a commitment by the ZLB of US $13.5 million in November 1997 for the construction of a plant in Bern, Switzerland to manufacture Hemaseel HMN, which plant is nearing completion; and (iii) an equity investment in July 1998 by the ZLB of US $4.8 million in Haemacure.

Haemacure is also developing Hemaseel Thrombin, a human plasma-derived topical hemostat used to arrest bleeding during surgical procedures. At present, commercially available therapeutic thrombin products are bovine-derived; Haemacure believes that the introduction of a human thrombin product, such as Hemaseel Thrombin, would provide significant clinical advantages. Haemacure anticipates FDA approval for Hemaseel Thrombin in 2003. Haemacure also continues to develop and market delivery devices. Haemacure expects that its HemaMyst aerosol delivery system, which the Company launched in the United States during 2000, will complement Haemacure's proprietary HemaSyst delivery device, a double-syringe applicator also currently marketed in the United States.

Haemacure has offices in Montreal, Quebec and Sarasota, Florida and laboratories in Kirkland, Quebec. Haemacure has 46 employees.

Business Strategy

Haemacure's goal is to build on its position as a leader in the development, marketing and sale of surgical sealants and delivery devices. The following objectives form part of Haemacure's strategy to achieve this goal:

o continue to build a sales force dedicated to selling directly to hospitals and surgeons, the end-users of surgical sealants

o increase sales and market share of Hemaseel APR in its current approved applications, in part by providing surgeons with comprehensive educational programs

o    accelerate sales of Hemaseel APR through the introduction of Hemaseel APR
     (FF), an easier-to-use formulation

o    develop and acquire delivery devices for specific surgical applications

o introduce Hemaseel HMN, to target a larger number of surgical procedures for Haemacure's products and develop and introduce Hemaseel HMN (FF)

o license and acquire products that are complementary to Haemacure's fibrin sealant products

o establish worldwide distribution networks for its products through licensing and co-marketing arrangements with international organizations

o use its fibrin sealant proprietary technology as a platform, by incorporating other technologies to develop a variety of innovative products and delivery devices for the wound closure and therapeutic markets

Haemacure believes that its focus on the acute surgical wound care market provides it with an advantage over its competitors. Existing European manufacturers of fibrin sealants and potential United States competitors are generally plasma fractionation companies, whose core business is not the production of surgical sealants, but rather the production of plasma protein factors destined for the blood bank and hematology markets. Haemacure, by contrast, develops products for, and directs its marketing primarily to, surgeons in a variety of surgical specialties.

As noted above, one of the objectives of Haemacure's business strategy is to develop and acquire new delivery devices for specific surgical applications. The current double syringes delivery device is not appropriate for all surgical applications, such as a femoral artery puncture site. Consequently, Haemacure believes that a key component of the expansion of the use of fibrin sealants is to develop and/or acquire new delivery devices. It is Haemacure's objective to both develop internally, in collaboration with various surgical specialists, and/or to acquire from innovative surgeons or small companies, new devices that will facilitate the delivery of fibrin sealant and other surgical products in particular applications.

The Wound Management Market

Different types of wounds vary in severity and require a particular wound care technique, which may change as healing progresses. These wounds can be classified in four categories: surgical wounds, burn wounds, chronic wounds and trauma wounds. Surgical wounds are caused intentionally during surgical procedures. Burn wounds are generally regarded as the most complex and serious type of skin wound. Chronic wounds (such as diabetic ulcers) are generally associated with a systemic problem in the patient. Trauma wounds are generally incurred as a result of an accident or injury. There are two segments to the wound management market: wound closure (acute surgical wound care products) and wound healing (therapeutics). Haemacure is involved primarily in the wound closure market.

Wound Closure

According to Frost & Sullivan, the annual market for wound closure products in the United States is approximately US $1.4 billion in 1998 and is projected to grow to more than US $2 billion annually by 2005. Wound closure products are used to close either surgical or trauma wounds. Until recently, these products fell into three basic categories: sterile tapes/strips; sutures/surgical gut; and mechanical devices such as staplers. Recently, a fourth category has emerged: surgical sealants, including fibrin sealants.

Tissue Sealants: Fibrin Sealants

Fibrin sealants are biological products used to control bleeding, seal air and fluid leaks, and strengthen tissue bonding in surgical wound closure procedures. Fibrin sealants are also used to promote wound healing. Fibrin sealant applications include general and abdominal surgery, ophthalmic surgery, neurosurgery, ear, nose and throat surgery, plastic maxillo-facial and dental surgery, thoracic and cardiovascular surgery, trauma, orthopedics, urology, gynecology and obstetrics. In 1996, the Marketing Research Bureau, Inc. estimated that approximately 9.3 million procedures annually in the United States could potentially benefit from the use of fibrin sealants or other tissue sealants.

Fibrin sealants have become an accepted tool in many fields of surgery. In Europe and Japan, where fibrin sealants have been used extensively for a number of years, fibrin sealants have proved valuable in certain conventional surgical techniques, including the following:

o    partial hepatectomy (removal of a portion of the liver)

o    end-to-end anastomosis (connecting vessels and/or organs together)

o    cardiovascular by-pass surgery (by-pass of a blocked coronary blood vessel)

o pneumostasis in partial lobectomy (suppression of air leaks in the lungs in the course of partial lung removal)

o    minor bronchopleural fistulae (suppression of air leaks in the bronchus)

Fibrin sealants have also increased pre- and post-operative safety and made new therapeutic approaches possible. Fibrin sealants reduce suturing requirements, and in some instances can be used instead of suturing. The action of the fibrin sealant simulates the last step of the physiological process of coagulation and depending on its applications, can arrest bleeding and close the wound, thus reducing the amount of blood required in transfusions.

Fibrin sealants have the following advantages when compared to traditional wound closure products such as sutures or staples:

o    highly effective as hemostatic and adhesive agents

o consist of human biological components, which are naturally resorbed by the body

o can serve as carriers for the release of antibiotics and other therapeutic agents

o    can reduce the need for blood transfusions and speed the healing process

As a result of these advantages, fibrin sealants can reduce hospitalization time and provide cost savings to patients, hospitals and health management organizations.

The use of fibrin sealants is well established in Europe and Japan, having been available in these markets for more than a decade. However, fibrin sealant products were not available for sale in the United States until May 1998, when Hemaseel APR and a competing fibrin sealant were approved by the FDA. Haemacure believes that the fibrin sealant market has the potential for rapid growth, enhanced by increased awareness on the part of surgeons and the development of second-generation sealants and delivery devices that allow faster and more effective application and reduced training times for surgeons.

Due to the fact that FDA approval of fibrin sealants is a recent development, a number of surgeons in the United States continue the practice of creating a fibrin glue during surgery by mixing cryoprecipitate with a high concentration of bovine thrombin. "Cryoprecipitate" consists of precipitate blood proteins obtained after thawing frozen blood plasma, and "bovine thrombin" consists of thrombin derived from the plasma of a cow. The resulting fibrin glue is commonly referred to as "home brew." The risks associated with this procedure include potential viral infections which may be caused by using cryoprecipitate that has not undergone anti-viral treatment, and immunological reactions which may be caused by the bovine thrombin which is mixed with the cryoprecipitate. In a small percentage of cases, surgeons will use autologous plasma cryoprecipitate, that is, one obtained from the patient's own blood. Autologous plasma cryoprecipitate constitutes an improvement by reducing the risk of viral infections; however, the use of autologous plasma cryoprecipitate in preparing fibrin glue requires sophisticated equipment, complex and time-consuming preparation and yields a low performance tissue adhesive that is often unreliable and non-reproducible. Haemacure believes that Hemaseel APR and other fibrin sealants which receive FDA approval will successfully replace the current forms of cryoprecipitate, due to the fact that they combine safety, reliability and ease of use.

Arterial Puncture Closure (including PCTA closure)

Another important potential market for fibrin sealants is arterial puncture closures, including percutaneous transluminal coronary angioplasty ("PCTA") closures. A PCTA procedure is an angioplasty procedure under which the catheter is inserted into the femoral artery located in the groin area. As reported by Stephens Inc., percutaneous insertion of catheters and various treatment systems has created a substantial need for a fast, cost-effective method to stem bleeding following a PCTA procedure. In 1998, there were approximately 7.5 million PCTA procedures annually worldwide. Stephens Inc. further reports that it believes the market for PCTA puncture sealing devices will prove to be one of the first significant surgical sealant markets, with annual revenue potential in excess of US $900 million.

Puncturing a large artery like the femoral artery, which is required as part of a PCTA procedure, creates a serious bleeding problem. Stemming blood flow is frequently hampered by the use of anti-coagulant therapies that are routinely part of any therapeutic coronary procedure. The predominant method of sealing these puncture wounds is pressure, which can be applied manually (for example, by a nurse clamping down on the site for hours) or mechanically with sandbags or clamps; the objective is to form a blood clot to close the puncture site. The entire process can last four to eight hours and is one of the most unpleasant and time-consuming aspects of any coronary angioplasty procedure. Haemacure believes that fibrin sealants can speed the sealing process and reduce its cost.

Adhesion Prevention Agents

Adhesion prevention agents represent another potential market for fibrin sealants. Adhesions are a type of scar that form an abnormal connection between two parts of the body, which may result in severe clinical problems. Haemacure believes that the adhesion prevention segment of the surgical sealant market is potentially larger than the tissue sealant segment. Frost and Sullivan report that the United States market for adhesion prevention products was US $39 million in 1998 and is expected to grow at a compound annual rate of 42% through 2005. Fibrin sealant as an adhesion prevention agent can prevent unwanted binding of two tissues after surgery, which causes hyperthropic scarring; that is, the growth of scar tissue. By way of example, in spinal surgery, the membrane covering the spinal cord must remain separated. Studies are currently underway to demonstrate that fibrin sealants have useful adhesion prevention characteristics.

With its estimated 18% share of the fibrin sealant market in the United States in 1999 and its dedication to the development of new sealant preparations and delivery devices, which are designed to make the application of fibrin sealants easier and more effective, Haemacure believes that it is well positioned to take advantage of the potential growth in the United States fibrin sealant market.

Proprietary Technology

The main components of fibrin sealants are fibrinogen and thrombin, which are extracted from human blood plasma. Haemacure has developed a patented process to extract fibrinogen and thrombin from human plasma, resulting in Haemacure's fibrin sealant proprietary technology. This patented process allows a more gentle separation and purification of proteins, which may produce a higher quality fibrin sealant. Haemacure believes that this differentiates its fibrin sealant technology from other fractionation methods. Haemacure's fibrin sealant proprietary technology led to the development of Hemaseel HMN.

Haemacure's technology incorporates two anti-viral treatments evaluated by third-party laboratories: (i) a chemical solvent detergent to inactivate lipid-containing, enveloped viruses; and (ii) a terminal thermal processing on the finished product. This technology has resulted in products demonstrating a high level of safety with no adverse events reported in pre-clinical animal studies and human clinical studies. To Haemacure's knowledge, all other commercially-produced fibrin sealants are submitted to only one type of anti-viral treatment.

One of the distinguishing features of the fibrin sealant resulting from Haemacure's proprietary technology, such as Hemaseel HMN, is that it does not contain aprotinin, a bovine-derived fibrinolytic protein inhibitor. The two current FDA-approved fibrin sealants, including Hemaseel APR, contain aprotinin. Aprotinin slows the conversion of plasminogen to plasmin; plasmin has the effect of degrading blood clots created by the sealant. Fibrin sealants containing aprotinin are better suited for certain surgeries, such as cardiopulmonary bypass surgery, while fibrin sealants without aprotinin are more appropriate for other surgeries, such as neurosurgery. Haemacure's proprietary technology removes plasminogen from its fibrinogen matrix component by using EACA; as a result, Hemaseel HMN will be free of the bovine-derived aprotinin.

Haemacure's proprietary technology also provides a product that the Company believes is superior as a delivery agent for incorporation with other biomaterials, growth factors or drugs. See "Current Products and Product Development - Hemaseel HMN". Haemacure intends to broaden its position in the wound management market by combining its proprietary technology with other proven technologies.

Haemacure's proprietary technology produces quantities of human thrombin which surpass the amounts required to produce fibrin sealant. Haemacure intends to take advantage of this thrombin production to develop and market a human plasma-derived thrombin product. See "Current Products and Product Development - Hemaseel Thrombin."

Current Products and Product Development

Hemaseel APR

While fibrin sealants have been commercially available in Europe and Japan for many years, Hemaseel APR and a competitive product became the first fibrin sealants marketed in the United States, following their approval by the FDA in the spring of 1998. Based on the demonstration of safety and efficacy in controlled clinical trials, Hemaseel APR has been approved by the FDA for use for hemostasis in surgeries involving cardiopulmonary by-pass and in treatment of injuries to the spleen caused by abdominal trauma, as well as in sealing of colostomy closures.

Hemaseel APR is an effective hemostatic agent capable of arresting bleeding, with the necessary mechanical strength to attach tissues together and to last through the first phase of the body's healing process. In an open-label crossover study against controlled topical sealant agents in 489 patients undergoing cardiovascular re-operation or resternotomy, Hemaseel APR controlled bleeding in five minutes or less in 65% of the patients, compared to 31% using current standard methods.

Hemaseel APR is sold in a kit consisting of four vials, two of which are lyophilized (freeze-dried), and a syringe assembly. The first vial contains fibrinogen at a concentration of 100 mg/ml. The second vial contains thrombin at a concentration of 500 international units (IU) for each ml of fibrinogen. The third vial contains aprotinin at a concentration of 3,000 KIU per ml. The fourth vial contains calcium chloride, which is mixed with the thrombin. The thrombin converts the fibrinogen into a fibrin matrix which has hemostatic sealing and adhesive properties. The aprotinin acts as an anti-fibrinolytic agent to slow the degradation of the blood clot by reducing the fibrinolysis activity of the plasminogen.

Hemaseel APR is applied in a simple manner. By way of example, in cardiac by-pass surgery, after the surgeon joins the arteries, Hemaseel APR is sprayed by the surgeon over the suture line to prevent bleeding when the heart is restarted. Approximately 5 ml of Hemaseel APR are used for each by-pass operation. Typically, a nurse will prepare the Hemaseel APR during the surgery. This involves the reconstitution of the product and loading of the double-syringe applicator through which Hemaseel APR is sprayed. The reconstitution and loading of the applicator requires approximately 10 minutes. Once reconstituted and loaded in the applicator, Hemaseel APR is stable at room temperature for approximately four hours. Hemaseel APR can be applied in less than five minutes and polemerizes or clots within two minutes.

The use of Hemaseel APR has been demonstrated to reduce blood loss during surgery and the need for additional blood transfusions after surgery. Post-surgery blood transfusions are common in the case of cardiopulmonary by-pass surgery and may require several units of blood. A unit of blood (250 ml) used in a transfusion can cost up to US $600. In contrast, the cost paid by a hospital for Hemaseel APR is approximately US $115 per ml, and a surgeon will use approximately 2 ml of fibrin sealant per by-pass. Clinical studies demonstrate that, on average, when fibrin sealant is used in cardiopulmonary by-pass procedures, the patient will generally need fewer units of blood as compared to a by-pass without the use of fibrin sealant. A blood transfusion also frequently causes chills, fever, and allogenic and immune reactions on the part of the patient, which may necessitate prolonged hospitalization. Consequently, in addition to the direct clinical benefits provided by fibrin sealant, the use of fibrin sealant involves cost savings, both in terms of the savings associated with using fewer units of blood, as well as in terms of the savings associated with shorter hospitalization. There are some 800,000 cardiopulmonary by-pass surgeries in the United States each year.

Cardiopulmonary by-pass surgery is an FDA-approved application for Hemaseel APR. Haemacure believes that Hemaseel APR can be beneficial in numerous other surgical applications. Many surgeons have published or presented their experience with Hemaseel APR in a wide variety of surgeries, such as mastectomies or gynecological procedures, at the discretion of the surgeon. This is referred to as "off-label use." In mastectomies, Hemaseel APR is used as a sealant to reduce the accumulation of serous fluid after dissection for carcinoma in the breast. Prior to the approval of fibrin sealant, surgeons used conventional methods, such as suction and the placement of drains to prevent fluid accumulation. Drains are uncomfortable for the patient, causing pain and limited arm movement. They also carry the risk of infection because the drain serves as a portal for bacterial entrance into the body. Local application of fibrin sealant has been shown to significantly reduce the accumulation of total drainage and enable earlier post-operative drain removal.

There are approximately 185,000 modified radical mastectomies performed each year in the United States. The Company expects that approximately 5 ml of Hemaseel APR would be used for this type of procedure. Based on examples such as this, Haemacure intends to seek FDA approval for several other hemostatic sealing and adhesion prevention applications for Hemaseel APR. These applications will include surgical specialties such as obstetrics and gynecology, ear, nose and throat (ENT), burns and plastic surgery.

Haemacure believes that Hemaseel APR can be used for PCTA closure procedures. In these procedures, Hemaseel APR will be combined with, and reinforced by, the patient's own blood clot forming at the puncture site. Approximately 0.5 ml of Hemaseel APR will be needed to seal a PCTA puncture wound, at a cost to a hospital of approximately US $60; the fibrin sealant will be applied through a specially designed delivery device to be developed in the future that will fit into a PCTA introducer.

Surgeons are currently conducting independent studies to show the efficacy of Hemaseel APR as an adhesion prevention agent. The Company hopes that these studies will broaden awareness among surgeons with respect to the potential of Hemaseel APR as an adhesion prevention agent.

Hemaseel APR (FF)

When Haemacure and Immuno entered into license and manufacturing agreements in 1997, Haemacure acquired the rights to Immuno's frozen formulation of fibrin sealant, which Haemacure has named Hemaseel APR (FF). Hemaseel APR (FF) is identical to Hemaseel APR, except that Hemaseel APR (FF) is delivered in pre-filled frozen syringes rather than lyophilzed (freeze-dried) vials, which require reconstitution and loading of the applicator. The Hemaseel APR (FF) pre-filled frozen syringe is kept in a freezer prior to use and thaws at room temperature in approximately ten minutes. Frozen formulation fibrin sealants are already used in a number of European countries; according to a December 1998 report by Medical Data International Inc., in those countries where the frozen product is available, it is used by more than 95% of fibrin sealant applications and is priced at a premium of 10% to 15% over the price of the lyophilized product. Haemacure believes that the introduction of Hemaseel APR (FF) in the United States will speed market acceptance and use of fibrin sealants, as Hemaseel APR (FF) is easier for surgeons to use, requiring no preparation other than thawing. An application for approval of frozen formulation fibrin sealant was submitted to the FDA by Baxter (on its and Haemacure's behalf) in July 2000. Haemacure intends to launch Hemaseel APR (FF) immediately after FDA approval, expected in late 2001.

Hemaseel HMN

Hemaseel HMN is a fibrin sealant produced using Haemacure's proprietary fibrin sealant technology. Hemaseel HMN is comprised of fibrinogen and thrombin, without bovine-derived aprotinin.

Hemaseel HMN is delivered in a kit format, containing lyophilized clotting protein concentrates in vials, and ancillaries (syringes, needles). Haemacure intends to sell Hemaseel HMN in 1, 2 and 5 ml quantities. The kit consists of four vials. The first vial contains the fibrinogen matrix that is reconstituted with sterile water contained in an ancillary vial. Thrombin contained in a third vial is reconstituted with calcium chloride contained in an ancillary vial. The reconstituted products are then mixed through a double syringe assembly immediately prior to application to the recipient surface. The liquid fibrin sealant resulting therefrom is a viscous (i.e., syrupy) solution with strong hemostatic and tissue-sealing properties.

The following are key features of Hemaseel HMN:

o    comprised solely of human proteins, without animal-derived components

o    viral inactivation through the use of two validated anti-viral treatments

o tensile strength achieved with a reduced concentration of fibrinogen, thus potentially enhancing the rate of wound healing

o    reconstitution within ten minutes at room temperature

o    shelf life after reconstitution of at least six hours and up to 24 hours

Hemaseel HMN does not contain aprotinin, as plasminogen is removed from the fibrinogen in the manufacturing process. Aprotinin is therefore not required to slow the breaking of the clot caused by plasminogen. Further, Hemaseel HMN achieves the same or greater tensile strength as Hemaseel APR with a lower concentration of fibrinogen. This makes Hemaseel HMN more suitable for the delivery of therapeutic drugs. The higher purity and lower concentration of fibrinogen in Hemaseel HMN reduces the affinity or bond between the drug and the fibrinogen protein, which permits the extended release and/or targeted delivery of the drug.

Haemacure initiated Phase III clinical trials of Hemaseel HMN in total knee replacement in October 1997, after consultation with regulatory authorities. In February 1998, Haemacure voluntarily suspended the trials due to protocol violations by surgeons, such as the application of sponges. After a review of the clinical protocol, the clinical trials were re-instated in September 1998. In February 1999, Haemacure commenced an interim analysis of the clinical trials; the interim analysis was completed in July 1999. In the clinical trials, Haemacure sought results demonstrating that those who received Hemaseel HMN had less blood loss than those in the control group, who did not receive Hemaseel HMN. In particular, Haemacure sought a difference in hemoglobin loss of at least 1 gram between the patients receiving Hameseel HMN and the patients in the control group. After completing 150 patients, Haemacure observed that the first 75 patients achieved only a difference of .65 grams of hemoglobin loss as compared to the control group, while the next 75 patients achieved and exceeded the target point of 1.06 grams. After review of the data and consultation with surgeons involved in the trials, Haemacure concluded that the surgeons became increasingly proficient in the use of Hemaseel HMN after using it on three or four patients.

In June 1999, Haemacure signed a new licensing agreement with the ZLB pursuant to which the ZLB is responsible for the management and cost of the clinical trials for Hemaseel HMN. Following discussions among Haemacure, the ZLB and the FDA, a decision was reached to conduct studies of Hemaseel HMN in a broader clinical application, in order to position Hemaseel HMN for approval as an adjunct to hemostasis in a wide variety of surgical procedures. New international multi-center clinical trials were begun in late summer 2000 in vascular surgery, under the original Investigation New Drug (IND) number. The product is currently in Phase II clinical trials for vascular surgery, and Haemacure does not yet know when Phase III trials will commence. The clinical trials are under the direction of the ZLB, with Haemacure's assistance. The data from the total knee replacement trials will be used in the regulatory approval process to demonstrate the safety of the product. Because Hemaseel HMN is an all-human product that does not contain aprotinin, Haemacure believes that Hemaseel HMN, when approved, will have potential applications in neurosurgery, PCTA closures, and ear, nose and throat procedures.

Hemaseel HMN (FF)

Similar to Hemaseel APR (FF), Haemacure is also in the process of developing a frozen formulation of Hemaseel HMN, which is currently produced in a freeze-dried vial formulation for clinical trials.

The following table sets out certain key features, targeted applications and regulatory and market status of Hemaseel APR and Haemacure HMN:

----------------------  --------------------------  ----------------------------
     Description               Hemaseel APR                 Hemaseel HMN
----------------------  --------------------------  ----------------------------
Product Specification   Fibrinogen 75-115 mg/ml     Fibrinogen 60mg/ml
                        Thrombin 500 U.I./ml        Thrombin 500 U.I./ml
                        Aprotinin 3,000 KIU
----------------------  --------------------------  ----------------------------
Preparation             Freeze-dried vials          Freeze-dried vials
                        Warmer/stirring device
                         (37 degrees C)
----------------------  --------------------------  ----------------------------
Method of Application   Double-syringe applicators  Double-syringe applicators
                        Various catheters
                        Aerosol spray
----------------------  --------------------------  ----------------------------
Regulatory Status       Approved by the FDA -       Phase II: United States,
                                                     Europe
                        May 1998                    BLA filing: expected in 2003
----------------------  --------------------------  ----------------------------
Clinical Applications   Approved:                   Clinical Studies:
                        Cardiovascular by-pass      Total knee replacement -
                                                     safety data obtained
                        Spleen repair surgery       Vascular - expected to start
                        Colostomy closures            in 2000
----------------------  --------------------------  ----------------------------
Characteristics         Hemostatic agent, sealant   Hemostatic agent, sealant
----------------------  --------------------------  ----------------------------
Other Potential         Abdominal surgery           Neurosurgery (spine and
                                                     cranial)
Indications             Mastectomies                PCTA
                        PCTA                        Ear, nose and throat
                                                     procedures
                        Adhesion prevention         Drug delivery
                                                    Adhesion prevention
----------------------  --------------------------  ----------------------------
Market                  United States only          Worldwide
----------------------  --------------------------  ----------------------------
New Formulations        Hemaseel APR (FF)           Hemaseel HMN (FF)
Regulatory Filing       July 2000                   Expected in 2003
----------------------  --------------------------  ----------------------------

Hemaseel Thrombin

Hemaseel Thrombin is a purified human plasma-derived enzyme, obtained through the conversion of prothrombin using Haemacure's proprietary technology. Thrombin is used on its own as a topical hemostat to arrest bleeding during surgical procedures, and is often used in a combination of passive hemostats, such as gelatin and collagen-based products. In addition, when combined with fibrinogen, thrombin makes fibrin sealant.

At present, therapeutic thrombin products are sold primarily in the United States. These products are bovine-derived and the plasma from which such products is derived is not screened for the detection of viruses and does not undergo any viral inactivation treatment. The introduction of a human thrombin, such as Hemaseel Thrombin, would provide significant clinical advantages by reducing coagulopathy (creation of specific antibodies against the patient's own coagulation factors), immunological reactions and the potential for cross-species disease transmission. To Haemacure's knowledge, there is only one manufacturer of bovine thrombin in the United States. According to Frost & Sullivan, revenues in the United States from absorbable thrombin were US $24 million in 1998 and are expected to grow at a compounded annual rate of 10% to reach US $31 million by 2001. Haemacure believes that such projections may be conservative as Jones Pharma Inc. reported sales of US $33 million of thrombin products in 1999 and US $12 million for the first quarter of 2000.

In addition to the current market, Haemacure believes that human thrombin would be an attractive product for other emerging sealant companies, such as Cohesion Technologies, Inc., Fusion Medical Technologies, Inc., and Harvest and Vascular Solutions; these companies sell biomaterial-based products mixed or activated with bovine thrombin. To date, two of these companies have expressed an interest to Haemacure in human-derived thrombin.

Haemacure's preliminary discussions with the FDA show that it is favorably disposed to a human-derived thrombin. The safety of Hemaseel Thrombin has already been demonstrated in the Phase I and Phase III clinical studies of

Hemaseel HMN. Haemacure anticipates developing a clinical protocol that will compare the efficacy of Hemaseel Thrombin to bovine thrombin.

Delivery Devices

Haemacure believes that the development of fibrin sealant delivery devices is a critical factor to its long-term success, due to the fact that effectiveness and ease of use are important elements in market acceptance of fibrin sealants in surgical applications. In general, delivery devices are products that are used by surgeons to apply fibrin sealant on various surgical sites. In addition to educating surgeons as to the benefits of using fibrin sealants, Haemacure is striving to provide them with increasingly efficient and diverse methods of delivering Hemaseel APR. In this regard, Haemacure negotiated a development and supply agreement with micromedics, inc., an established supplier of medical devices to the cryoprecipitate or "home brew" market, and has hired a Director of Device Development to address general and niche surgical applications, with a view to expanding the use of Haemacure's products. Haemacure's current delivery devices include:

o Duploject equivalent. Duploject is the delivery device which is included in the Hemaseel APR kit. As part of the license agreement with Immuno, Haemacure licenses the rights and assets relating to the Duploject delivery device, other than right to the trademark "Duploject." Immuno currently supplies Duploject to Haemacure, pursuant to a separate supply agreement, until such time as Haemacure obtains approval for its equivalent device. Haemacure hopes to obtain FDA clearance for its equivalent device within the next year and intends to market the device under a new trademark.

o HemaSyst. Haemacure also offers a delivery device marketed under the trademark HemaSyst. The HemaSyst delivery device consists of a double-syringe applicator that comes with several alternative tip attachments. The use of the attachments is determined by the requirements of the particular surgical procedure being performed. The HemaSyst tip attachments include:

     o    long or short metal needles to reach various body cavities;

     o double or triple barrel flexible tubing that can be inserted into a trocar; and

     o a manual spray attachment that is used to spray fibrin sealant onto the resected surfaces of internal organs such as the liver or kidneys

     The unique HemaSyst delivery system offers a number of advantages, such as specialized delivery options to meet specific surgical requirements, tips that keep solutions separate in order to prevent clogging, and a removable plunger link to ensure an accurate solution ratio. The system also includes two proprietary spray devices, malleable or formable cannula shafts, and a rigid laparascopic attachment. Because of its adaptability, HemaSyst can be used in a wide variety of surgeries.

o HemaMyst. To facilitate ease of delivery of solutions in certain surgical applications, Haemacure has also developed an aerosol surgical application system, which it markets under the trademark HemaMyst. The HemaMyst device was cleared for marketing by the FDA in April 2000, and it became available to customers in the U.S. in August 2000. The HemaMyst device consists of a specifically designed double-syringe assembly with a uniquely designed tip having an inlet port allowing gas (air) to propel two non-homogenous fluids in an aerosol form.

The following table sets out the current stage of development of each of Haemacure's fibrin sealant products and delivery devices:

--------------------------------------------------------------------------------------------
                    Current Products and Product Development

                                                         Estimated
                       Development     Clinical             FDA
                          Stage         Status            Approval       Distribution
                       -----------     --------          ---------       ------------

Biologics/Sealants

Hemaseel APR           Completed      Completed          Approved    Direct/distributors
Hemaseel APR (FF)      Completed      Completed          Q4 2001     Direct/distributors
Hemaseel HMN           Completed      Phase II studies   2003        Direct/ZLB/distributors
Hemaseel HMN (FF)      Pre-clinical                      2003        Direct/distributors
Hemaseel Thrombin.     Completed      Human safety       2003        Multiple partners
                                      completed
Delivery Devices

Duploject (licensed)   Completed      Not applicable     Cleared     Direct/distributors
Duploject equivalent   Pilot          Not applicable     Q2 2002     Direct/distributors
                        production
HemaSyst               Completed      Not applicable     Cleared     Direct/distributors
HemaMyst               Completed      Not applicable     Cleared     Direct/distributors
Arterial closure       Feasibility                       2002        Direct/distributors
 device
--------------------------------------------------------------------------------------------

Manufacturing

Haemacure's strategy is to have its fibrin sealant components and delivery device systems produced by experienced manufacturers. This is accomplished by contract or through strategic manufacturing and marketing alliances.

Hemaseel APR and Hemaseel APR (FF)

The fibrinogen and thrombin in Hemaseel APR come from pooled human plasma that meets all applicable United States regulatory standards. Products made from human plasma may contain infectious agents such as viruses. To minimize risk, the Hemaseel APR manufacturing process includes an integrated series of procedures designed to assure the highest possible level of viral safety. Only plasma from United States donors collected at United States-licensed plasma collection centers is used, and rigorous donor screening and testing procedures are followed to exclude plasma that may contain infectious agents. Furthermore, the manufacturing of Hemaseel APR includes steps that remove and/or inactivate viruses, including a special two-step vapor heat treatment for virus inactivation. After more than five million applications internationally of an earlier version of Hemaseel APR, there were no cases of viral transmission. Since the introduction of the current version of Hemaseel APR in the United States, there similarly have been no reported cases of viral transmission.

At the current time, all of Haemacure's Hemaseel APR is supplied by Immuno under a manufacturing agreement entered into in April 1997. See "License Agreements and Corporate Alliances--Hemaseel APR." Consequently, Haemacure is currently materially dependent on Immuno, and a loss of the supply relationship with Immuno at the current time would likely have a material adverse impact on the business of Haemacure. The Immuno facility at which all of Haemacure's fibrin sealant is manufactured is not required to be ISO 9000 compliant, although the facility must be, and is, approved by the FDA's Center for Biologics Evaluation Review. The facility has the appropriate Biological License Approval and the accompanying Certificate of Good Manufacturing Practices.

In March 2000, the British government gave final approval to the manufacturing agreement entered into by Haemacure and BPL in 1999 and a final version of the agreement was signed. Pursuant to the agreement, BPL will manufacture and supply Hemaseel APR and Hemaseel APR (FF) to Haemacure. In addition, BPL will assist Haemacure in transferring the technology for Hemaseel APR and Hemaseel APR (FF) from Immuno to BPL's facility in Elstree, England, near London. BPL is an agency of the British National Blood Authority and an experienced plasma fractionator.

The term of the manufacturing agreement between Haemacure and BPL is five years, commencing on the date of initial FDA licensing of the product manufactured by BPL. Haemacure is responsible for the purchase of all equipment and is required to pay BPL for time and material necessary to redesign and construct the manufacturing section in its current facility. The manufacturing agreement provides for a timeline and budget relating to the preparation of the facility for manufacturing the product. Haemacure is obligated to pay all actual costs of BPL incurred in connection with BPL's pre-manufacturing services, including employee time, supplies, equipment, and subcontracting work, plus a service fee equal to 15% of the fees for the man-hours incurred on BPL's pre-manufacturing services.

Once BPL commences the manufacture of the product, the price for the Hemaseel APR will be $37.25 per ml, which can be adjusted provided that minimum purchases are exceeded, product mix changes, or other factors occur. Haemacure is required to purchase a minimum amount of the product for three (3) years based on the use of 50,000 liters of plasma per year utilized in the manufacturing process.

As of July 31, 2000, Haemacure has paid Cdn $170,000 (US $115,600) to BPL in connection with BPL's performance of pre-manufacturing services. Moreover, Haemacure anticipates that a total of approximately 1.9 million British Pounds (approximately Cdn. $4.3 million and US $2.7 million) will be paid to BPL for the construction of the manufacturing facility and the provision of pre-manufacturing services. Haemacure intends to fund these amounts through its cash flow and from public offering proceeds that have already been set aside for this purpose.

The project is managed by a technical committee of personnel from Haemacure, BPL and Immuno. The technical committee reports to an oversight committee comprised of senior management from Haemacure and BPL. BPL and Haemacure have been working with Immuno since June 1999 on the transfer of technology. Substantial progress has been made, including the ordering of material and equipment and design work. The project schedule, adopted by the oversight committee, indicates that the facility will be operational in 2001 and that Haemacure will receive FDA approval to market Hemaseel APR manufactured at the Elstree facility in 2002 or 2003. However, no assurance can be given that BPL and Haemacure will meet this timeline. The future business of Haemacure will be materially dependent upon its relationship with BPL, and the loss of this relationship would likely have a material adverse impact on Haemacure's business.

Haemacure believes that the manufacturing agreement with BPL is a significant milestone for Haemacure and provides it with the following benefits:

o allows Haemacure to take control of the manufacturing of Hemaseel APR and meets its obligations under the Hemaseel APR license agreement

o provides Haemacure with a second exclusive manufacturing source for its fibrin sealants at one of the few fractionation facilities in the world

o provides Haemacure with cost savings of several million dollars, in comparison to the cost of building an entirely new manufacturing facility

o once the facility is operational, Haemacure will be able to make independent applications to the FDA for approval for new uses of Hemaseel APR and Hemaseel APR (FF)

Haemacure intends to replace Immuno's thrombin process with its own proprietary thrombin process, thereby reducing manufacturing costs.

Hemaseel HMN

Haemacure entered into an agreement with the ZLB in June 1999, pursuant to which the ZLB will provide the manufacturing for Hemaseel HMN. The production of the fibrinogen and thrombin components of Hemaseel HMN involves their isolation and purification from human-sourced plasma. Each donated plasma unit is screened by the plasma supplier, prior to shipment, for the possible presence of viral markers. For the North American market, Haemacure will purchase plasma from FDA-approved suppliers and then ship the plasma to the ZLB for processing. For the European market, the plasma source will originate with the ZLB. On a worldwide basis, approximately 25 million liters of plasma are collected each year, far exceeding Haemacure's plasma requirements for the production of Hemaseel HMN. The fibrinogen and thrombin will be recovered from the plasma using the patented process developed by Haemacure. The manufacturing process includes two separate and validated methods for the clearance and inactivation of a wide variety of viruses.

Work on the ZLB facility began in August 1998. Completion of the facility is complete, and the regulatory applications are expected in 2003. The term of the agreement between Haemacure and the ZLB is ten years, commencing from the first approval of Hemaseel HMN by a regulatory body.

The following table sets out certain of the manufacturing features of Hemaseel APR and Hemaseel HMN. The purpose of the table is merely to compare the manufacturing features of the two products, and the assumptions set forth in the chart are not based on any sales projections of the Company.

---------------------  --------------------------  -----------------------------
    Description               Hemaseel APR                Hemaseel HMN
---------------------  --------------------------  -----------------------------
Raw Material           Source plasma (human)       Sourced plasma (human)

Cost of Raw Material   Approximately $100 per      Approximately $100 per
                        liter                       liter

Intermediate Material  Cryoprecipitate             No intermediate step
---------------------  --------------------------  -----------------------------
Production Yield       Fibrinogen: 6 to 9 doses    Fibrinogen: 20 doses of 1 ml
 (per liter)                       of 1 ml

                       o  Each ml contains         o  Each ml contains 60mg/ml
                          75-115 mg/ml                Thrombin: 25,000 NIH units

                       Thrombin: obtained from     o  Each 60 mg of fibrinogen
                                 separate fource      requires 500 NIH units of
                                                      thrombin
                       Aprotinin: obtained from
                                  separate source  o  20 doses of fibrinogen
                                                      from a liter of plasma
                                                      requires 10,000 units of
                                                      thrombin

                                                   o  15,000 NIH units are
                                                      discarded or available to
                                                      produce Hemaseel Thrombin
---------------------  --------------------------  -----------------------------
Formulation Kit        Freeze-dried vials          Freeze dried vials
                       1.0 ml, 2.0 ml.,            1.0 ml, 2.0 ml.,
                       5.0 ml kits                 5.0 ml kits
---------------------  --------------------------  -----------------------------
Viral Inactivation     o  Vapor heat (two-steps)   o  Solvent detergent

                                                   o  Dry heat
---------------------  --------------------------  -----------------------------
Manufacturer           Immuno AG, Austria          ZLB, Switzerland
                       BPL, England
                       (commencing 2002)
---------------------  --------------------------  -----------------------------
Potential revenue      US $18 million              US $57 million
yield per 25,000
liters of plasma
---------------------  --------------------------  -----------------------------

HemaSyst

The HemaSyst delivery system is manufactured for Haemacure by micromedics, inc. at its facilities in Minnesota. The manufacturing agreement was signed in March 1999. The facility used by micromedics in the manufacture of the HemaSyst system is ISO 9000 compliant.

Under the manufacturing agreement with micromedics, micromedics is obligated to manufacture and supply all of Haemacure's requirements of certain micromedics devices. This agreement provides that certain of these devices will be marketed under Haemacure's trademarks, including the HemaSyst trademark. The agreement includes customary terms and conditions, warranties, indemnification obligations, and responsibilities regarding regulatory matters and labeling. The agreement also enables the parties to develop future products in collaboration with one another. The contract is for an initial three-year term, which automatically renews for successive one-year terms unless notice to the contrary is given by either party at least 120 days in advance.

HemaMyst

HemaMyst is manufactured for Haemacure by a third party located in the United States. There is no formal manufacturing agreement between the parties; when the product is needed, Haemacure issues purchase orders referencing agreed specifications. This arrangement provides Haemacure with security of supply with minimal capital outlay. There are a number of other potential suppliers of this product, and Haemacure is not dependent upon this manufacturer. This manufacturer is ISO 9000 compliant.

Sales, Marketing and Distribution

Hemaseel APR is currently distributed in the United States through a combination of direct sales and independent distributors. Haemacure has a direct sales force consisting of 16 employees, all of whom have at least eight years of experience in the sale of operating room devices. Haemacure's direct sales employees are based in major metropolitan cities in the United States and report to one of two regional managers.

In addition, Haemacure also sells in secondary metropolitan markets in the United States through 22 independent sales organizations. These distributors provide a total of 110 additional sales representatives selling Hemaseel APR and allow Haemacure to ensure complete national coverage in the United States. To assist customers in using Hemaseel APR, Haemacure has contracted with the Magellan Group of Minnesota to provide six clinical nurse specialists. These specialists are located in major cities and focus their efforts on helping customers understand product reconstitution and application.

Haemacure utilizes DDN Obergfel ("DDN") in Memphis, Tennessee to warehouse and distribute Hemaseel APR. DDN is FDA licensed for biologic products and provides safe and rapid delivery to customers.

Haemacure has implemented the following marketing and educational programs designed to educate medical professionals:

Haemacure Educational Resource Centre (HERC). The program responds to more than 100 inquiries per month from surgical professionals regarding the clinical application of fibrin sealants in specific surgical procedures.

Haemacure Regional Speaker Programs (HRSP). This program provides physicians for case presentations during "Grand Rounds" held in major institutions or for national, regional and local surgical society meetings. These physicians serve as "advocates" for fibrin sealant.

Clinical grants and programs. This program is designed to support independent clinical studies on the use of fibrin sealants. It aims to build a body of clinical knowledge specific to Hemaseel APR by publishing abstracts, scientific posters and clinical papers in leading medical journals. The program also supports outcome studies demonstrating the cost benefits of using Hemaseel APR. Haemacure directed US $150,000 to such grants and programs during its 1999 fiscal year.

Commercial and scientific conventions. This program is designed to significantly increase awareness of Hemaseel APR and Haemacure in the commercial and scientific communities. Haemacure participated in some 50 surgical professional society meetings during its 1999 fiscal year. Ancillary scientific programs conducted at major national society meetings were supported by advertising in society journals.

For markets outside the United States, given the existing end-user knowledge of fibrin sealants, Haemacure believes that the use of third-party distributors is appropriate. As a result, Haemacure intends to enter into distribution agreements for the sale of its products in specific geographic areas, such as Europe, Japan and Southeast Asia.

Licensing Agreements and Corporate Alliances

Hemaseel APR

In April 1997, Haemacure entered into license and manufacturing agreements with Immuno whereby Haemacure acquired the rights to market Immuno's fibrin sealant in the United States. The agreements with Immuno were required by a consent order entered into between the United States Federal Trade Commission (the "FTC") and Baxter. The consent order required Baxter to license the rights to make, use and sell the Immuno fibrin sealant Tisseel in the United States to a viable competitor (such as Haemacure) as a condition of the FTC's approval of Baxter's acquisition of Immuno. At the time of Baxter's proposed acquisition of Immuno, Baxter's product Surgiseal and Immuno's product Tisseel were believed to be the only two fibrin sealants ready for FDA approval, an anti-competitive situation deemed unacceptable by the FTC. Subsequent to the agreement with Haemacure, approval of Baxter's fibrin sealant product, Surgiseal, was delayed at the FDA, and has yet to be approved in the United States or elsewhere. After successful negotiations with Baxter, the license and manufacturing agreements between Haemacure and Immuno were approved by the FTC in July 1997. Pursuant to the FTC consent order, the FTC appointed a trustee to oversee compliance by Baxter and Haemacure with the terms of the license and manufacturing agreements and Baxter's compliance with the terms of the consent order.

Pursuant to the license agreement, Haemacure received a perpetual license to make, use, sell, develop and import all assets relating to Immuno's fibrin sealant product then before the FDA for approval. The assets include eight patents, trade secrets, know how, clinical data, production information, quality assurance data and FDA-related information and all rights and assets to the frozen formulation of Immuno's fibrin sealant product as ultimately approved by the FDA. The license also provides Haemacure with full rights to reference Immuno's Biologics License Application before the FDA. Pursuant to the license agreement, Baxter retained the right to do itself all things that it licensed to Haemacure. Baxter, however, cannot license the subject assets to third parties for a period of four years from the date of the license agreement. Haemacure has the right to sub-license the assets to third parties if Haemacure makes a one-time payment of US $8 million to Baxter. Pursuant to the license agreement, Baxter agreed to: (i) retain the viability and marketability of the Hemaseel APR assets, including patent maintenance and infringement defense; (ii) prevent the deterioration or impairment of the manufacturing facilities of the fibrin sealant; and (iii) assist Haemacure in the transfer of technology to Haemacure's designated manufacturing partner, which will be BPL.

The product was approved by the FDA in May 1998 and is marketed by Haemacure under the trademark Hemaseel APR. Baxter markets the identical fibrin sealant product in the United States under the trademark Tisseel VH.

The FTC may terminate the license agreement if Haemacure: (i) voluntarily ceases for 60 days to sell Hemaseel APR; (ii) abandons its efforts to obtain FDA approval to manufacture Hemaseel APR on its own; or (iii) fails to obtain FDA approval before July 28, 2001 to manufacture Hemaseel APR itself, provided that the FTC may extend the license for an additional three years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that Haemacure has made good faith efforts to obtain FDA approval for its manufacturing and that the FDA approval appears likely within that time period. Haemacure is required to report to the FTC on a periodic basis with respect to the status of its efforts to obtain FDA approval to manufacture Hemaseel APR itself.

Under the license agreement, Haemacure is committed to make milestone payments to Immuno of US $2.5 million in each of June 2001 and June 2004 and of US $2.75 million in June 2006. In addition, Haemacure must pay US $1.5 million to Immuno when the FDA approves the manufacture of Hemaseel APR by Haemacure. Under the license agreement, Haemacure has already paid Baxter US $1 million at the time of the FTC's approval of the license agreement, US $250,000 upon the FDA's licensure of the product in 1998, and US $1 million for the delivery of the first order of Hemaseel APR. Except for these payments, the license agreement does not obligate Haemacure to make any royalty payments, except for royalty payments that are negotiated to cover the license to Haemacure of improvements to the licensed product.

Haemacure expects that the milestone payment due in June of 2001 will be funded from the cash flow of Haemacure and through funds drawn from future borrowings. As of October 9, 2000, Haemacure was in preliminary negotiations with a few potential lenders relating to the provision of a revolving credit facility secured by the accounts receivable of Haemacure. As to the milestone payments due after 2001, Haemacure expects to fund such payments from the cash flow of Haemacure, as well as through funds to be received from the potential exercise of warrants to purchase Haemacure Common Shares or additional borrowings.

The manufacturing agreement between Immuno and Haemacure requires that Immuno manufacture Hemaseel APR for Haemacure at cost until July 28, 2000 with the possibility of an extension for an additional four years as described above. Extensions are provided on a one (1) year basis and may be extended by the FTC if the trustee appointed by the FTC to monitor the parties compliance with the agreements determines that Haemacure has made good faith efforts to obtain FDA approval for its manufacturing of Hemaseel APR and that FDA approval for such product appears likely within the time period. Haemacure was granted a one-year extension in July 2000. It is highly improbable that Haemacure will receive FDA approval by July 28, 2001, and Haemacure will seek another extension. Based on conversations and meetings with the FTC, Haemacure is confident that it will receive this extension, especially because the project is on time and on budget. Haemacure is required to report to the FTC on a periodic basis with respect to the status of its efforts to obtain FDA approval to manufacture Hemaseel APR. The manufacturing agreement provides that Haemacure is entitled to volume variations and improvements in manufacturing made during the term of the manufacturing agreement. The manufacturing agreement also covers Immuno's supply of Hemaseel APR (FF).

Due to the fact that Immuno improved the frozen formulation after the effective date of the FTC consent order (March 23, 1997), Haemacure was required to negotiate with Immuno for a separate license for these improvements. In August 1999, Haemacure and Immuno executed a binding letter of understanding for the improvements, providing for a 4% royalty to Immuno with respect to Haemacure's sales of Hemaseel APR (FF). The letter of understanding also provides that, following the approval of the frozen formulation by the FDA, the parties will negotiate a commercially reasonable amendment to the license agreement with respect to the improved frozen formulation, and such license agreement will contain the 4% royalty rate. Immuno, the Company, and the FTC's trustee have all signed the letter of understanding. In the event that the parties cannot agree upon the terms of the amendment, such dispute will be resolved by the FTC's trustee.

ZLB

In March 1996, pursuant to a cooperation and license agreement between the ZLB and Haemacure, the ZLB began making Hemaseel HMN for clinical trials and started construction on a dedicated manufacturing facility for this product. The parties signed a new licensing agreement, dated June 1999, whereby the ZLB acquired the right to market Hemaseel HMN and a worldwide non-exclusive license to Haemacure's patents and technology relating to Hemaseel HMN. At the same time, the ZLB also made an equity investment in Haemacure of US $9.8 million, as a result of which the ZLB became Haemacure's largest shareholder. The ZLB, pursuant to the license agreement, assumed all future financial and managerial responsibilities with respect to the completion of clinical trials for Hemaseel HMN in the United States and Europe, as well as for the completion of regulatory submissions and licensing of Hemaseel HMN. The ZLB did not obtain rights to the trademark Hemaseel.

As part of the June 1999 agreements, the ZLB relinquished exclusive manufacturing rights to Hemaseel HMN, providing Haemacure with greater flexibility in developing its various fibrin sealant technologies. In addition, Haemacure will receive a royalty of five percent on all sales of products manufactured by the ZLB that incorporate Haemacure's patented technology. Haemacure and the ZLB also entered into a supply agreement, whereby the ZLB agreed to complete its dedicated manufacturing facility and supply Haemacure with Hemaseel HMN and improved products based on Haemacure technology for a period of ten years from the date of first United States or European regulatory approval. Under the supply agreement, the purchase price for the product will be 60% of Haemacure's net sales of Hemaseel HMN and 70% of Haemacure's net sales of improved products that are based on Haemacure technology. In addition, the supply agreement has a "most favored pricing" clause, which requires the ZLB to sell product to Haemacure at or below the best price offered to third parties. See "Manufacturing - Hemaseel HMN."

On June 7, 2000, the ZLB announced that it had been sold by the Swiss Red Cross to CSL Limited, identified in the announcement as Australia's largest manufacturer of biopharmaceutical products. CSL effected the acquisition through a wholly owned subsidiary, ZLB Bioplasma AG. The announcement also stated that CSL Limited is bound by contract to continue operating the ZLB as an autonomous company in Bern, Switzerland and employing its present staff. Haemacure has received confirmation that CSL, through its subsidiary ZLB Bioplasma AG, will continue the development of Hemaseel HMN.

Research and Development

Haemacure's long-term research and development strategy includes development of new products based on its fibrin sealant proprietary technology. In particular, Haemacure will concentrate on the clinical development of Hemaseel APR and Hemaseel HMN for additional surgical applications. In this regard, Haemacure intends to conduct clinical trials in the United States and Europe. Haemacure will also concentrate on the development of specific delivery devices for its fibrin sealant products, such as devices for PCTA closures. Haemacure intends to develop prototypes and carry out clinical trials and studies in conjunction with hospitals, surgeons and interventional cardiologists.

Haemacure also plans to conduct research and development with respect to its Hemaseel HMN (FF) formulation. This will be carried out at its facilities in Kirkland, Quebec.

Finally, Haemacure intends to conduct clinical studies with respect to the application of Hemaseel APR and Hemaseel HMN as adhesion prevention agents. These clinical studies will be carried out in the United States in conjunction with abdominal surgeons, spinal surgeons and neurosurgeons.

Haemacure's research and development expenses were Cdn. $4,283,708 (approximately US $2.9 million) for the fiscal year ended October 31, 1999, and Cdn. $5,386,978 (approximately US $3.66 million) for the fiscal year ended October 31, 1998. Research and development expenses were Cdn. $958,872 (approximately US $652,000) for the nine-month period ended July 31, 2000, and Cdn. $3,957,183 (approximately US $2.69 million) for the same period during the 1999 fiscal year.

Intellectual Property

Patent Protection

Haemacure holds three United States patents with respect to the manufacturing of the fibrinogen component of its fibrin sealant proprietary technology and another United States patent with respect to the manufacturing of the thrombin component of its proprietary technology. These four patents were filed under the Patent Cooperation Treaty ("PCT"), to which some 50 countries are signatories. PCT signatory countries will grant Haemacure's patent applications priority over more recent applications made by third parties for the same invention, provided that Haemacure has initiated PCT procedures within one year from the filing of its application with a signatory country. Haemacure also has a patent pending in the United States with respect to its use of fibrin sealant combined with hyaluronic acid and holds United States patents for a biocompatible surgical implant and artificial collagen.

Pursuant to license arrangements with Immuno, Haemacure owns the perpetual right to eight patents with respect to Hemaseel APR, Hemaseel APR (FF) and the Duploject equivalent. Immuno is responsible for patent maintenance and infringement defense and prosecution. Immuno made customary representations regarding the validity, enforcement and non-infringement of the patents and technology encompassing the products and assets licensed by Haemacure.

Pursuant to the license agreement with the ZLB, Haemacure granted a non-exclusive license to make, use and sell fibrin sealant products incorporating Haemacure's patented technology, including the four patents covering the process. Haemacure is responsible for patent maintenance and infringement defense and prosecution. Haemacure made customary representations regarding the validity, enforcement and non-infringement of the patents and technology licensed to the ZLB.

Haemacure's policy is to seek patent protection for its technology. Haemacure believes that patent and trade secret protection is important in its business and that its success will depend, in part, on its ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.

-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
                                      Filing      Patent      Issue      Expire
      Title             Country        Date       Number      Date        Date          Status
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
Process/fibrin glue  United States  30/10/1997   5,981,254  9/11/1999  10/10/2017  Issued
 production          Australia      30/10/1998           -      -      30/10/2018  Filing in progress
                     Canada         30/10/1998           -      -      30/10/2018  Filing in progress
                     Europe         30/10/1998           -      -      30/10/2018  Filing in progress
                     Israel         30/10/1998           -      -      30/10/2018  Filing in progress
                     India          29/10/1998           -      -      29/10/2012  Pending
                     Japan          30/10/1998           -      -      30/10/2018  Filing in progress
                     Norway         30/10/1998           -      -      30/10/2018  Filing in progress
                     New Zealand    30/10/1998           -      -      30/10/2018  Filing in progress
                     Poland         30/10/1998           -      -      30/10/2018  Filing in progress
                     Russia         30/10/1998           -      -      30/10/2018  Filing in progress
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
Process/"salting     United States  23/2/1993    5,395,923  7/3/1995   7/3/2012    Issued
 out"                Canada         18/1/1994            -      -      18/1/2014   Pending
                     Australia      28/2/1994      678,439  1/4/1997   28/2/2014   Issued
                     Europe         28/2/1994    0,748,337  30/6/1999  28/2/2014   Issued
                     Japan          28/2/1994        -          -      28/2/2014   Pending
                     Norway         28/2/1994        -          -      28/2/2014   Pending
                     Russia         28/2/1994    2,130,946  27/5/1999  28/2/2014   Issued
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
Process/acidic       United States  23/2/1993    5,290,918   1/3/1994  1/3/2011    Issued
 precipitation       Canada         18/1/1994        -          -      18/1/2014   Pending
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
Therapeutic          Unites States  21/9/1994    5,506,127   9/4/1996  9/4/2013    Issued
 grade thrombin      Australia      21/9/1995     711,298   18/8/1999  21/9/2015   Issued
                     Europe         21/9/1995        -          -      21/9/2015   Pending
                     Japan          21/9/1995        -          -      21/9/2015   Pending
                     Norway         21/9/1995        -          -      21/9/2015   Pending
                     Russia         21/9/1995    2,144,018      -      21/9/2015   Issued
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
Fibrin sealants/     United States  17/11/1998       -          -      17/11/2018  Pending
 hyaluronic acid     Canada         17/11/1998       -          -      17/11/2018  Pending
                     Europe         17/11/1998       -          -      17/11/2018  Pending
                     Norway         17/11/1998       -          -      17/11/2018  Pending
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
Biocompatible        United States  26/1/1994    5,630,842  20/5/1997  20/5/2014   Issued
 surgical implant    Canada         27/7/1993        -          -      27/7/2013   Pending
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------
Artificial collagen  United States  27/9/1996    5,856,308  5/1/1999   27/9/2116   Issued
-------------------  -------------  ----------  ----------  ---------  ----------  ------------------

On May 1, 2000, the Corporation was advised that an opposition had been filed in the European Patent
Office by a third party with respect to the Corporation's "salting out" patent. The opposition claims that the "salting out" process is not patentable due to lack of inventive activity. Haemacure is in the process of evaluating the opposition but is of the view that the opposition, even if successful, would not have a material adverse effect to Haemacure's operations.

Trademarks

Haemacure has registered the trademark Hemaseel in Canada, the United States and the European Community. Haemacure will consider the possibility of filing applications for registration in respect of Hemaseel APR, Hemaseel APR (FF), Hemaseel HMN and Hemaseel HMN (FF), even though these may be protected by the trademark Hemaseel. Haemacure intends to apply for registration of the trademark HemaMyst in the United States and in other countries as distribution of the product warrants.

Regulatory Affairs

Haemacure's existing and proposed products, research and development and planned commercialization activities are subject to regulation by numerous governmental authorities, principally the FDA in the United States, and corresponding regulatory agencies in other countries. The United States Food, Drug and Cosmetic Act, as amended, the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the pre-clinical and clinical testing, manufacturing conditions, safety, efficacy, labelling and storage, record keeping, advertising and the promotion of medical devices, biologics and drugs. Product development and approval within this regulatory framework can take a number of years and involve the expenditure of substantial resources.

Additionally, in order for Haemacure to market its products in Europe and other foreign countries, Haemacure and/or its partners, if any, must obtain required regulatory approvals and comply with extensive regulations governing safety, quality and manufacturing processes. These regulations vary significantly from country to country. The time required to obtain approval to market products outside the United States may be longer or shorter than that required in the United States.

Regulation by governmental authorities in the United States, Canada and other countries is a significant factor in the production and marketing of Haemacure products.

Biological Products

Hemaseel APR, Hemaseel APR (FF) and Hemaseel HMN are considered biologics by the FDA and, in the United States, are under the jurisdiction of the Center for Biologics Evaluation and Research ("CEBR"). In order to obtain regulatory approval, biological products must go through the following four-step procedure, generally after successfully completing extensive pre-clinical studies:

(i) an Investigational New Drug Application ("IND") must be filed. An IND is a request for FDA authorization to administer an investigational new drug to humans. This step requires 30 days in the United States. This step is not yet harmonized between the 15 countries of the European Union (the "EU"), and the time required varies from one country to another;

(ii) clinical trials are then conducted. These are generally divided into three phases. Although, in general, the phases are conducted sequentially, they may overlap. The three phases are as follows:

      (a) Phase I represents the initial introduction of an investigational new drug into humans. Phase I studies are closely monitored and conducted in a limited number of patients or volunteer subjects. These studies are designed to explore biological phenomena, to determine the metabolism and pharmacologic actions of the product, the side effects associated with increasing doses and, if possible, to gain early evidence with respect to effectiveness;

      (b) Phase II includes controlled studies conducted on a relatively small number of patients to evaluate the effectiveness of the product for a particular indication or application and to determine the common short-term side effects and risks associated with the product. In particular, pharmacokinetics (dosage requirements) are determined in Phase II;

      (c) Phase III studies are expanded, randomized and controlled trials conducted on a relatively large number of patients. They are performed after preliminary evidence suggesting effectiveness of the product has been obtained and are intended to gather the additional information respecting safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the product and to provide an adequate basis for labelling;

(iii) upon completion of the final trial, the following are filed: a Biologics License Application ("BLA") in the United States, and a Market Authorization Application ("MAA") in the EU; and

(iv) upon satisfactory demonstration of meeting all regulatory requirements, a Biologics License in the United States, and a Commission Authorization in the EU are issued, approving the product for market distribution.

Medical Devices

In the United States, medical devices are classified into three different classes (Class I, Class II and Class III) on the basis of controls deemed necessary to reasonably ensure the safety and effectiveness of the device. Class I devices are subject to general controls relating to labelling, pre-market notification and adherence to the FDA's good manufacturing practices ("GMP"), as recently codified in quality system regulation requirements. Class II devices are subject to general and special controls relating to performance standards, post-market surveillance, patient registries, and FDA guidelines. Class III devices are those which must receive pre-market approval by the FDA to ensure their safety and effectiveness. Class III devices are generally life sustaining, life supporting and implantable devices, or new devices that have been found not to be substantially equivalent to legally marketed devices.

Unless specifically exempted from these requirements, before a new medical device can be marketed, marketing clearance must be obtained through a pre-market notification under Section 510(k) of the United States Food, Drug & Cosmetic Act or a pre-market approval ("PMA") application under Section 515 of the said Act. A 510(k) clearance will typically be granted by the FDA if it can be established that the device is substantially equivalent to a "predicate device," which is a legally marketed Class I or Class II device or a pre-amendment Class III device (i.e., one that has been marketed since a date prior to May 28, 1976) for which the FDA has not called for PMAs. It generally takes four to twelve months from the date of a 510(k) submission to obtain clearance, but it may take longer.

A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a pre-amendment Class III device for which the FDA has called for PMAs. A PMA application must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests, and laboratory and animal studies. The FDA review of a PMA application generally takes one to three years from the date the PMA application is accepted for filing, but may take significantly longer. If regulatory requirements have been fulfilled to the satisfaction of the FDA, the FDA will issue a PMA letter, authorizing marketing of the device for certain indications.

If human clinical trials of a device are required, either for a 510(k) pre-market notification or a PMA application, and the device presents a "significant risk," a sponsor of the trial may be required to file an investigational device exemption ("IDE") application prior to commencing human clinical trials.

Compliance

If clearance or approval for a given product is obtained, the product will be subject to pervasive and continuing regulation by the FDA. For example, Haemacure and its manufacturing partners will be subject to routine inspection by the FDA and will have to comply with the host of regulatory requirements that usually apply to biologics and medical devices marketed in the United States, such as labelling regulations, applicable GMP requirements, the Adverse Reaction Reporting regulations (which require a manufacturer to report to the FDA certain types of adverse events involving its products), and the FDA prohibitions against promoting products for unapproved or "off-label" uses.

The FDA regulates the manufacturing, product testing, and marketing of both medical devices and biologics. Manufacturers of biologics and medical devices are required to comply with applicable GMP, which include requirements relating to product design, manufacturing processes, product testing, and quality assurance, as well as the corresponding maintenance of records and documentation. In addition, Haemacure is required to provide information to the FDA on death or serious injuries alleged to have been associated with the use of its biologics and medical devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur.

A number of Haemacure's competitors have products that contain thrombin, an FDA-licensed biological drug. As a result, the FDA considers such products to be a combination product subject to jurisdiction by CBER and the Center for Devices and Radiological Health (the "CDRH"). The FDA has assigned lead review responsibility to the CDRH for these combination products. Haemacure believe that this decision was significant, as fibrin sealants containing human plasma are regulated as biological drugs, which may substantially increase the duration and complexity of their regulatory approval processes compared to that of combination products of Haemacure's competitors.

Haemacure, as well as any third-party manufacturers of its products, will be subject to inspections by the FDA for compliance with applicable GMP, recently codified in the quality system regulation requirements, which include requirements relating to manufacturing conditions, extensive testing, control documentation and other quality assurance procedures. Haemacure has not yet undergone an FDA quality system regulation inspection but expects to do so as part of the approval process for Hemaseel APR.

Competition

Haemacure believes that, within the fields of use approved by the FDA, fibrin sealants do not face direct competition in the United States from existing methodologies for controlling bleeding and sealing wounds resulting from surgery. The existing methodologies include hemostatic powders and sponges, as well as from collagen-based hemostats and traditional sutures and staples marketed by companies such as Johnson & Johnson, United States Surgical Corporation and American Home Products Corporation. Within the fields of use approved by the FDA, fibrin sealants complement (rather than replace) the existing methodologies and may increase the effectiveness of the existing methodologies. Within certain fields of use that are not yet approved by the FDA, however, Haemacure believes that fibrin sealants may face more direct competition from other procedures or products, although the nature and extent of this competition has not yet been determined.

With respect to fibrin sealants, Baxter is currently Haemacure's only competitor in the United States. Both Baxter and Haemacure currently sell the same product under different trade names. In 1999, Baxter realized approximately 82% of fibrin sealant sales in the United States compared to Haemacure's 18%. Baxter's pricing of the product is very similar to Haemacure's pricing, subject to any special discounts or treatment afforded to particular customers by Baxter or Haemacure. In addition, both have access to the frozen formulation expected to be introduced to the market in the United States in 2001.

In the United States, there are several fibrin sealants under development, including those by Baxter, Aventis Behring, Omrix, the American Red Cross, Convatec (a subsidiary of Bristol-Myers Squibb Company) and V.I. Technologies, Inc. (Vitex).

A new generation of fibrin sealants is being developed and introduced in the market without the anti-fibrinolytic agent aprotinin. Aprotinin, which is derived from bovine plasma, is being replaced by non-animal based anti-fibrinolytic agents. The two recognized non-animal based anti-fibrinolytic agents are Epsilon-amino carproic acid ("EACA") and Tranexamic acid ("TA"). Haemacure's proprietary and patented fibrin sealant manufacturing process uses EACA. EACA is added in the fibrinogen manufacturing process to extract the plasminogen, and EACA is then itself removed from the final product.

Due to the fact that Haemacure has patented its manufacturing process, which involves EACA, a majority of other fibrin sealant manufacturers use TA in their manufacturing process as an anti-fibrinolytic agent in replacement of aprotinin, so as to suppress the activity of plasminogen inherent in the fibrinogen component. TA is used in various concentrations to slow the fibrinolysis activity.

In October 1999, the Medicines Control Agency of Great Britain issued a warning against the off-label use of Quixil in neurosurgery and spinal surgery. Quixil, which is manufactured by Omrix, S.A., is a fibrin sealant containing TA. The warning was issued as a result of the deaths of two patients in neurosurgery due to a toxic reaction in association with the use of Quixil. Recent medical literature has confirmed the toxicity of TA in nuerosurgical application. Neurosurgery represents a potentially significant market for fibrin sealant.

A number of products have recently been introduced to the United States market using cyanoacrylates or either collagen or polymer technologies. Certain other products are still in the clinical stage in the United States and overseas. Haemacure believes that some of these new products may perform better than fibrin sealants in particular applications or with respect to one of the four benefits (hemostatis, tensile strength, sealing ability and tissue bonding), but the none of these products is likely to perform as well as fibrin sealants in providing all four benefits.

Item 2.  Description of Property.

Haemacure leases the following real properties:

Location                             Area            Purpose      Lease Expires
--------                             ----            -------      -------------
Kirkland, Quebec..............  20,000 sq. ft.    Laboratories     March 2005
Montreal, Quebec..............   4,000 sq. ft.       Office         May 2002
Sarasota, Florida.............   3,600 sq. ft.       Office          Yearly

The Corporation has sub-leased part of the Kirkland, Quebec facility to a third party until the expiration of its own lease in March 2005. The sub-lessee has the option to terminate the sub-lease on December 31, 2001.

Item 3.  Legal Proceedings.

Haemacure is not a party to any material legal proceedings.

Item 4.  Control of Registrant.

The following table includes the name of the shareholders owning of record or beneficially, to the knowledge of the Company, more than 10% of the issued and outstanding Common Shares of the Company as of August 1, 2000, as well as the total amount of Common Shares owned of record or beneficially by the directors and officers of the Company as a group:

Name and place of residence                  Number of shares held    Percentage
---------------------------                  ---------------------    ----------

CSL Limited, through its wholly owned               4,604,332            19.2%
subsidiary, ZLB Bioplasma AG.

Societe generale de financement du Quebec           2,759,554            11.5%
Montreal, Quebec  (1)

Directors and officers as a group                   1,390,195             5.8%


(1) Societe generale de financement du Quebec ("SGF") is an industrial and financial holding company that was created by the Government of Quebec in 1962. SGF was organized to invest in Quebec-related businesses for the purpose of enhancing the long-term economic development of Quebec. SGF, in conjunction with private investors, invests in businesses in numerous sectors, including high technology, health, agri-food, and metals and minerals. SGF invested CD$6 million in the Company in 1994, and SGF has had a representative on the Board of Directors of Haemacure since that time. SGF's right to elect a director representative arises from a shareholder agreement among SGF and certain other shareholders, but Haemacure is not a party to such shareholder agreement. The other shareholders who are parties to the shareholder agreement are ZLB Bioplasma AG (a wholly owned subsidiary of CSL Limited), which holds 4,604,332 Common Shares, and Multipede Holdings Inc., which holds 982,415 Common Shares. The shareholder agreement expires on June 20, 2001.

Item 5.  Nature of Trading Market.

     The Common Shares of the Company are traded on the Toronto Stock Exchange under the symbol "HAE.TO" and were also, until December 3, 1999, listed on the Montreal Stock Exchange. Currently, the Common Shares are not traded on a United States exchange or listed for quotation on any United States quotation system. The following table sets forth, for the periods indicated, the high and low sale prices per share (in Canadian Dollars) for the Company's Common Shares on both the Toronto Stock Exchange and the Montreal Stock Exchange for the fiscal quarters indicated below.

                                                          Average Daily
     Fiscal 1998                   High        Low        Trading Volume
     -----------                   ----        ---        --------------
          First Quarter           $ 4.50      $ 2.75          14,298
          Second Quarter          $ 6.25      $ 2.30          30,087
          Third Quarter           $ 7.50      $ 4.50          21,885
          Fourth Quarter          $ 6.50      $ 4.70           8,462

     Fiscal 1999
     -----------
          First Quarter           $ 6.00      $ 4.80          10,339
          Second Quarter          $ 4.85      $ 3.30           4,245
          Third Quarter           $ 4.65      $ 2.75           6,770
          Fourth Quarter          $ 4.00      $ 2.31           5,029

     Fiscal 2000
     -----------
          First Quarter           $ 3.40      $ 1.80          21,517
          Second Quarter          $ 5.75      $ 2.80          46,154


Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.

The Company is a Canadian corporation. Most of the directors, controlling persons and officers of the Company are residents of Canada and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons or officers who are not residents of the United States or to realize, in the United States, upon judgments of courts of the United States predicated upon the civil liability under Federal securities laws of the United States. There is doubt as to enforceability in Canada against the Company or against any of its directors, controlling persons or officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon Federal securities laws of the United States.

There is no law, regulation or governmental decree in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common stock, other than withholding tax requirements described in Item 7 below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident of Canada to hold or vote the Company's Common Shares, other than as provided in the Investment Canada Act. The following summarizes the principal relevant features of the Investment Canada Act.

Under the Investment Canada Act, the acquisition of control of a Canadian business by a non-Canadian (which would include an entity organized in the United States) is subject to notification and could be subject to a review procedure. A non-Canadian would acquire control of the Company for purposes of the Investment Canada Act if it acquired a majority of the Common Shares, or less than a majority, but one-third of the Common Shares, unless it can demonstrate that it does not thereby control the Company, or if it acquired all or substantially all of the assets of the Company.

Under the Investment Canada Act, the size of the Canadian business is measured against thresholds to determine if review or notification is required. In a transaction that involves a national of a member country of the World Trade Organization (the "WTO") (which includes the United States), the transaction is not reviewable, and is subject to the notification requirement only if, on a direct acquisition of control, the Canadian business has gross assets of less than a specified amount, currently approximately US $129 million. An indirect acquisition of control is not reviewable, unless the value of the assets of the Canadian control is nevertheless subject to notification. In circumstances where the acquiror is not a WTO investor or the Canadian business falls within a special category, such as a business involving culture, heritage, transportation services, financial services or uranium mining, the threshold for review of a direct acquisition is approximately US $3.4 million and, for an indirect acquisition, is approximately US $33.7 million. With respect to the direct acquisition of control of certain businesses related to Canada's cultural heritage or national identity which are below the threshold, Canada's Governor in Council has the power to order the review of such investments. In the case of a reviewable transaction, the acquiror must be able to demonstrate that the investment is likely to be of "net benefit to Canada."

A non-Canadian must file a notification each and every time it acquires control of an existing Canadian business where the acquisition of control is not a reviewable transaction.

Certain transactions in relation to the Company's Common Shares would be exempt from the Investment Canada Act, including:

     a) an acquisition of Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

     b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

     c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

Item 7.  Taxation.

The tax consequences of an investment in Haemacure are complex and based on tax provisions that are subject to change. Prospective investors are urged to consult with, and must depend upon, their own tax advisors with specific reference to their own tax situations as to the income and other tax consequences of an investment in Haemacure.

Canadian Federal Income Tax Considerations

The brief discussion below summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of the Company's Common Shares for an investor who (i) is not resident in Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act"), (ii) is resident in the United States and not resident in Canada for the purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), (iii) holds his Common Stock as capital property, (iv) does not and is not deemed to carry on business in Canada, and
(v) does not and is not deemed to perform independent personal services in Canada. Such discussion is based on the current provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the current administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada before the date hereof. The discussion is general only and is not a substitute for independent advice from an investor's own tax advisor.

Dividends on Common Shares

Generally, a shareholder of the Company resident in the United States is subject to Canadian withholding tax at the rate of 15% on dividends paid by the Company. The rate of Canadian withholding tax is reduced to 5% if the shareholder is a corporation resident in the United States which beneficially owns at least 10% of the voting stock of the Company.

Disposition of Common Shares

Generally, a shareholder resident in the United States would not be subject to Canadian tax on taxable capital gains realized on a disposition of Common Shares, unless the shareholder, persons with whom the shareholder did not deal at arm's length, or the shareholder, together with all such persons, owned 25% or more of the shares of any class of the Company's stock at any time in the five years preceding the disposition. However, the Convention will generally relieve United States residents from liability for tax under the Tax Act on capital gains derived on a disposition of Common Shares unless the value of the shares of the Company is derived principally from real property in Canada. The Company does not believe that the value of its shares is currently derived principally from real property in Canada.

U.S. Federal Income Tax Considerations for U.S. Persons

The following paragraphs contain a summary of material U.S. federal income tax considerations for U.S. Persons (as defined below) who hold Common Shares of Haemacure. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, rulings of the Internal Revenue Service (the "IRS"), and judicial decisions in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could have adverse consequences to Haemacure and its shareholders. This summary is necessarily general and does not attempt to summarize all aspects of the federal tax laws (and does not attempt to summarize any state or local laws) that may affect an investor's acquisition of an interest in Haemacure. No ruling from the IRS will be requested and no assurance can be given that the IRS will agree with the tax consequences described in this summary.

For purposes of this discussion, the term "U.S. Person" means (a) an individual who is a citizen of the United States or who is resident in the United States for United States federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. The term "U.S. Holder" means a shareholder of Haemacure who is a U.S. Person. The term "foreign corporation" means an entity that is classified as a corporation for U.S. federal income tax purposes and that is not organized under the laws of the United States or any state thereof.

This summary does not discuss all United States federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to certain holders that may be subject to special treatment under United States federal income tax law (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, and U.S. Holders who acquired shares through exercise of employee stock options or otherwise as compensation for services). Furthermore, this summary does not address any aspects of state or local taxation.

Dividends and gains on sale

Except as described below with respect to the "passive foreign investment company" rules, distributions by Haemacure to a U.S. Holder will be treated as ordinary dividend income to the extent of Haemacure's current and accumulated earnings and profits. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Haemacure's current and accumulated earnings and profits will first be applied to reduce the U.S. Holder's tax basis in its Common Shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the Common Shares. Except as described below with respect to the "passive foreign investment company" rules, any gain recognized by a U.S. Holder on a sale or exchange of Common Shares (or on a distribution treated as a sale or exchange) generally will be treated as capital gain. Capital gains of corporations are taxable at the same rate as ordinary income. With respect to non-corporate taxpayers, the excess of net long-term capital gain over net short term capital loss may be taxed at a substantially lower rate than is ordinary income. A capital gain or loss is long-term if the asset has been held for more than one year and short-term if held for one year or less. In addition, the distinction between capital gain or loss and ordinary income or loss is relevant for purposes of limitations on the deductibility of capital losses.

A U.S. Holder generally may claim a credit against its U.S. federal income tax liability for Canadian income tax withheld from dividends received on Common Shares. The amount of this credit is subject to several limitations under the Code.

Controlled foreign corporation rules

A foreign corporation generally is classified as a "controlled foreign corporation" (a "CFC") if more than 50% of the corporation's shares (by vote or value) are owned, directly or indirectly, by "10% U.S. Shareholders". For this purpose, a "10% U.S. Shareholder" is a U.S. Person that owns, directly or indirectly, shares possessing 10% or more of the voting power in the foreign corporation. Haemacure believes that it is not a CFC at the present time. If Haemacure were a CFC, each 10% U.S. Shareholder that owns, directly or indirectly through foreign entities, an interest in Haemacure generally would be required to include in its gross income for U.S. federal income tax purposes a pro-rata share of any "Subpart F" income earned by Haemacure, whether or not such income is distributed by Haemacure. Subpart F income generally includes interest, dividends, royalties, and gain on the sale of stock or securities.

Foreign personal holding company rules

In general, a foreign corporation is a "foreign personal holding company" (a "FPHC") during a taxable year if (i) at any time during the taxable year, more than 50% of the shares (by vote or value) of the corporation are owned, directly or indirectly, by five or fewer individuals who are U.S. Persons, and (ii) at least 50% of the gross income of the corporation for the taxable year consists of "foreign personal holding company income" (such as dividends, interest, royalties, and gains on the sale of stock or securities).

Haemacure believes that it is not a FPHC at the present time. If Haemacure were a FPHC, each U.S. Person that owns, directly or indirectly through foreign entities, an interest in Haemacure generally would be required to recognize, as a dividend, the U.S. Person's share of the undistributed annual income of Haemacure.

Passive foreign investment company rules

In general, a foreign corporation is a "passive foreign investment company" (a "PFIC") during a taxable year if 75% or more of its gross income for the taxable year constitutes "passive income" or if 50% or more of its assets held during the taxable year produce, or are held for the production of, passive income. For this purpose, the "gross income" of Haemacure equals Haemacure's gross revenue from sales, less the cost of goods sold (as determined under U.S. federal income tax principles), plus investment income. For Haemacure's taxable year ending October 31, 1998, and for each prior taxable year, Haemacure's gross revenue from sales exceeded the cost of goods sold, but the amount of Haemacure's investment income in the taxable year was greater than 75% of Haemacure's gross income. Accordingly, Haemacure believes that it was a PFIC during its taxable year ending October 31, 1998 and during each prior taxable year. Haemacure believes that it may have been a PFIC during its taxable year ending October 31, 1999. However, Haemacure believes that it was not a PFIC during its taxable year ending October 31, 2000, and anticipates that it will not be a PFIC during any subsequent taxable year.

In general, any U.S. Person that owns, directly or indirectly, an interest in a foreign corporation will be subject to an interest charge (in addition to regular U.S. federal income tax) upon the disposition by the U.S. Person of, or receipt by the U.S. Person of "excess distributions" with respect to, any shares of the foreign corporation if: (i) the foreign corporation is a PFIC during the taxable year in which such income is realized by the U.S. Person; or (ii) the foreign corporation was a PFIC during any prior taxable year that is included in whole or in part in the U.S. Person's "holding period" (within the meaning of Section 1223 of the Code) with respect to its interest in the shares of the foreign corporation. Furthermore, the U.S. Person's share of such gain or "excess distribution" will be taxable as ordinary income. There exist several other adverse tax consequences that may apply to any U.S. Person that owns, directly or indirectly, an interest in a PFIC.

Each U.S. Person who owned, directly or indirectly, Common Shares of Haemacure at any time during a taxable year of the U.S. Person beginning before November 1, 1999 is urged to consult its own tax advisor with respect to the advantages and disadvantages of making an election under Section 1298(b)(1) of the Code to recognize any gain on the U.S. Person's Common Shares as of October 31, 1998 and/or October 31, 1999. If such an election is made to recognize gain as of the last day of the last taxable year of Haemacure during which it was a PFIC, the adverse tax consequences described in the immediately preceding paragraph (including the interest charge and the treatment of gains as ordinary income) would not apply to any gain on the U.S. Person's Common Shares that accrues (and any distribution that is received from Haemacure) after the effective date of the election, although these adverse tax consequences would apply to any gain that accrued (and any distribution that is received from Haemacure) on or before such date.

Backup withholding

Information reporting to the IRS may be required with respect to payments of dividends on the Common Shares to U.S. Holders, and with respect to proceeds received by U.S. Holders on the sale of Common Shares. A U.S. Holder may be subject to backup withholding at a 31% rate with respect to dividends received with respect to Common Shares, or proceeds received on the sale of Common Shares through a broker, unless the U.S. Holder (i) demonstrates that it qualifies for an applicable exemption (such as the exemption for holders that are corporations), or (ii) provides a taxpayer identification number and complies with certain other requirements. Any amount withheld from payment to a U.S. Holder under the backup withholding rules generally will be allowed as credit against the U.S. Holder's U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Item 8.  Selected Financial Data.

Selected Financial Information

The following table sets forth summary financial data and other financial and operating data of the Company. The summary financial data for the five years ended October 31, 1999 are derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent chartered accountants. The data should be read in conjunction with the Consolidated Financial Statements included elsewhere in this registration statement.

The Company's Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles as observed in Canada ("Canadian GAAP"). In certain respects, Canadian GAAP differs from generally accepted accounting practices obtaining in the United States ("U.S. GAAP"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 15 to the Company's Consolidated Financial Statements, included elsewhere in this registration statement, for a description of material differences between U.S. GAAP and Canadian GAAP as they relate to the Consolidated Financial Statements of the Company and a reconciliation to U.S. GAAP of the Company's net losses, balance sheets and cash flow statements.


                             Six Months Ended
                                 April 30,                     Fiscal Years Ended October 31,
                            -------------------   ------------------------------------------------------
                              2000       1999       1999        1998        1997       1996       1995
                              ----       ----       ----        ----        ----       ----       ----
                                (unaudited)
                                    (in thousands of Canadian Dollars, except per-share amounts)
Statement of Operations Data:

Amounts in accordance
 with Canadian GAAP:
Total Revenue               $ 5,944    $ 2,114    $  5,766    $  1,063    $ 1,041    $   652    $    38
Operating Expenses(1)        10,450      9,292      21,781      14,302      9,620      5,188      2,811
Loss Before Income Taxes     (4,903)    (7,592)    (16,853)    (13,631)    (8,664)    (4,686)    (2,915)
Net Loss                     (4,921)    (7,612)    (16,916)    (13,656)    (8,690)    (4,494)    (2,843)
Net Loss Per Common
 Share (Basic)              $ (0.31)   $ (0.63)   $  (1.26)   $  (1.24)   $ (0.79)   $ (0.58)   $ (0.51)

Amounts in accordance
 with U.S. GAAP:
Total Revenue               $ 5,944    $ 2,114    $  5,766    $  1,063    $ 1,041    $   652    $    38
Operating Expenses(1)        10,495      8,910      21,458      14,932      9,527      5,293      2,842
Loss Before Income Taxes     (4,948)    (7,210)    (16,530)    (14,261)    (8,571)    (4,791)    (2,946)
Net Loss                     (4,966)    (7,230)    (16,593)    (14,286)    (8,597)    (4,599)    (2,874)
Net Loss Per Common
 Share (Basic)              $ (0.31)   $ (0.60)   $  (1.24)   $  (1.30)   $ (0.78)   $ (0.59)   $ (0.52)

----------------
(1)  Operating expenses are defined as total expenses, less the total of interest on other liabilities, interest on long-term debt, and other financial expenses.

                               At April 30,                           At October 31,
                            -------------------   ------------------------------------------------------
                              2000       1999       1999        1998        1997       1996       1995
                              ----       ----       ----        ----        ----       ----       ----
                                (unaudited)

Balance Sheet Data:

Amounts in accordance
 with Canadian GAAP:
Cash and Cash Equivalents   $  1,894   $  1,921   $  1,421    $  2,493    $  1,166   $ 16,928   $   450
Temporary Investments          2,864      2,446      9,832       9,656      16,470     10,081        --
Working Capital                7,362      5,578     12,140      11,022      17,368     27,735       745
Total Assets                  21,861     22,498     26,525      29,968      22,814     31,665     3,652

Long-term Debt                   924        920        918         922         935      1,034     1,108
Other Liabilities             10,590      9,698     10,162       9,840          --         --        --

Share Capital                 64,903     50,245     64,878      49,367      42,110     42,110     6,980
Deficit                      (57,392)   (43,168)   (52,472)    (35,556)    (21,900)   (13,210)   (6,353)
Shareholders' Equity        $  7,511   $  7,077   $ 12,406    $ 13,811    $ 20,210   $ 28,900   $   627

Amounts in accordance
 with U.S. GAAP:
Cash and Cash Equivalents   $  1,894   $  1,921   $  1,421    $  2,493    $  1,166   $ 16,928   $   450
Temporary Investments          2,864      2,446      9,832       9,656      16,470     10,081        --
Working Capital                7,362      5,578     12,140      11,022      17,368     27,735       745
Total Assets                  21,634     22,374     26,343      29,154      22,398     31,156     3,423

Long-term Debt                   924        920        918         922         935      1,034     1,108
Other Liabilities             10,590      9,698     10,162       9,840          --         --        --

Share Capital(2)              62,697     48,039     62,672      46,852      39,364     39,364     6.597
Deficit                      (55,414)   (41,086)   (50,448)    (33,855)    (19,570)   (10,973)   (6,199)
Shareholders' Equity        $  7,283   $  6,953   $ 12,224    $ 12,997    $ 19,794   $ 28,391   $   398

-------------------
(2)  Figure for fiscal 1998 includes share capital, paid-up and not issued, amounting to $7,101,544.


Dividends

To date, the Company has not paid any dividends on its Common Stock and does not intend to declare any cash dividends in the foreseeable future.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this registration statement on Form 20-F constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, the risks discussed from time to time in the Company's filings with regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. In such event, Haemacure does not intend, and does not assume any obligation, to update these forward-looking statements.

The figures appearing in this Item are in Canadian Dollars and United States Dollar equivalents, based on rates prevailing at the end of the relevant period.

Six Months Ended April 30, 2000 Compared to Six Months Ended April 30, 1999

Revenues for the six-month period ended April 30, 2000 were Cdn. $5.9 million (US $4.0 million) compared to Cdn. $2.1 million (US $1.4 million) for the same period in 1999, representing an increase of approximately 181%. Sales were Cdn. $5.7 million (US $3.8 million) for the first two quarters of fiscal 2000 compared to Cdn. $1.9 million (US $1.3 million) for the same period of fiscal 1999, representing an increase of 200%. The increase was principally due to increased sales of Hemaseel APR and, to a small extent, from the sale of delivery devices. The number of units of Hemaseel APR sold by Haemacure increased from approximately 11,800 ml's for the six-month period ended April 30, 1999, to approximately 33,650 ml's for the six-month period ended April 30, 2000.

Cost of sales, selling and marketing expenses were Cdn. $6.5 million (US $4.4 million) for the first six months of fiscal 2000 compared to Cdn. $4.2 million (US $2.9 million) for the same period in fiscal 1999, representing an increase of 55%. The increase in cost of sales, selling and marketing expenses reflected Haemacure's heightened sales and marketing activities and the cost of additional product sold. Gross margins for the six months ended April 30, 1999 were 70%, compared to 52% for the six months ended April 30, 2000. This decrease in gross margins is attributable primarily to price erosion in the sale of Hemaseel APR, the continuation of Haemacure's free sample program, and the delivery to customers of several hundred reconstitution machines free of charge at a cost to Haemacure of US $300 per machine.

Research and development expenses were Cdn. $607,000 (US $410,000) for the six months ended April 30, 2000 compared to Cdn. $2.5 million (US $1.7 million) for the six-month period ended April 30, 1999, attributable to the transfer of responsibility for Phase III clinical trials of Hemaseel HMN to the ZLB.

General and administrative expenses were Cdn. $2.4 million (US $1.6 million) for the six months ended April 30, 2000 compared to Cdn. $1.6 million (US $1.1 million) for the six months ended April 30, 1999, representing an increase of 48%. The increase results in part from costs incurred in connection with the negotiation of the agreement with BPL.

Net loss for the six months ended April 30, 2000 was Cdn. $4.9 million (US $3.3 million) compared to Cdn. $7.6 million (US $5.2 million) for the first two quarters of fiscal 1999.

Fiscal 1999 Compared to Fiscal 1998

Revenues for the fiscal year ended October 31, 1999 were Cdn. $ 5.8 million (US $3.9 million) compared to Cdn. 1.1 million (US $0.7 million) for the fiscal year ended October 31, 1998. The number of units sold increased from approximately 3,000 ml's to 28,000 ml's from 1998 to 1999. Sales were Cdn. $5.5 million (US $3.7 million) in fiscal 1999 compared to Cdn. 318,000 (US $206,000) for fiscal 1998, reflecting the introduction of Hemaseel APR.

Sales of Hemaseel APR rose steadily during each quarter of fiscal 1999. Fibrin sealant is a new technology to the U.S. surgical market, and, consequently, the use of fibrin sealant faces a steep learning curve in the surgical community. However, the educational programs instituted in 1998 by Haemacure began reaping results in 1999, resulting in a significant increase in sales in 1999 over 1998. Investment income was Cdn. $312,000 (US $212,000) in fiscal 1999 compared to Cdn. $745,000 (US $483,000) in fiscal 1998.

Cost of sales, selling and marketing expenses were Cdn. $12.0 million (US $8.2 million) for fiscal 1999 compared to Cdn. $4.3 million (US $2.8 million) for fiscal 1998. The significant increase in cost of sales, selling and marketing expenses reflected Haemacure's greater sales and marketing activities related to Hemaseel APR and the cost of additional product sold. In addition, in fiscal 1999, there was a provision for outdated inventory in the amount of Cdn. $3.4 million. The following were the components of Haemacure's direct cost of sales for the years indicated (in Canadian dollars):

  FY1998        Product costs (including brokerage & freight)       $   93,059

  FY1999        Product costs (including brokerage & freight)       $2,597,315
                Inventory reserves                                   3,427,714
                Storage expenses - (Baxter $10,607 US)                  15,874
                                                                    ----------
                                                                     6,040,902

  FY2000        Product costs (including brokerage & freight)       $2,136,232
  through       DDN (freight and warehousing)                          208,522
April 2000      Samples                                                381,156
                                                                    ----------
                COGS - April 30, 2000                                2,725,910

Haemacure does not believe that the transition in the manufacture of Hemaseel APR from Baxter to BPL will have a material impact on Haemacure's direct costs.

Gross margins for the fiscal year ended October 31, 1998 were not meaningful, as the product was launched late in the year. Gross margins for the fiscal year ended October 31, 1999, excluding inventory provisions of $3.4 million, were 52%.

General and administrative expenses were Cdn. $3.4 million (US $2.3 million) in fiscal 1999 compared to Cdn. $4.4 million (US $2.9 million) in fiscal 1998, a decrease of Cdn. $1.0 million (US $0.6 million), reflecting cost cutting measures implemented throughout Haemacure. These cost-cutting measures included instituting stringent travel policies, holding fewer in-person board meetings, and reducing communications costs by changing telecommunications carriers. Research and development expenses decreased to Cdn. $4.3 million (US $2.9 million) in fiscal 1999 from Cdn. $5.4 million (US $3.5 million) in fiscal 1998, attributable to the transfer of responsibility for Phase III clinical trials of Hemaseel HMN to the ZLB. Because ZLB has assumed all obligations and responsibility for the clinical trials relating to Hemaseel HMN and Thrombin, Haemacure will have only minor expenses associated with the development of the two products (these minor expenses will consist primarily of personnel time and are estimated at about US $100,000 per year).

Interest expenses were Cdn. $838,000 (US $570,000) in fiscal 1999 compared to Cdn. $391,000 (US $253,000) in fiscal 1998. This increase resulted in large part from accruing the net present value of future payments under the Hemaseel APR license agreement. The difference between actual, future payments and the net present value of those payments is treated as interest and amortized over ten years.

Amortization expense for fiscal 1999 was Cdn. $1.8 million (US $1.2 million), compared to Cdn. $1.0 million (US $680,000) in Fiscal 1998. This increase is due to the fact that the Immuno license was only amortized for a portion of fiscal 1998, while it was amortized for the entirety of 1999.

In fiscal 1999, Haemacure experienced a foreign exchange loss of Cdn. $210,076 (US $142,852), compared to a foreign exchange gain of Cdn. $722,693 (US $491,431) in fiscal 1998. The foreign exchange gain in 1998 was attributable to the decrease in the value of the Canadian dollar from US $.71 to US $.65 over the period November 1, 1997 to October 31, 1998, and the impact of such decrease on the reported value of Haemacure's temporary investments in the U.S. During fiscal 1997 and 1998, Haemacure acquired temporary investments that were denominated in U.S. dollars, and the foreign exchange gain for 1998 resulted from the devaluation of the Canadian dollar between the time that such investments were acquired in the U.S. and the revaluation of such investments in Canadian dollars as of October 31, 1998. During fiscal 1999, the exchange rate went from US $.65 to US $.67, having the reverse effect, although the reverse effect was on a smaller scale in light of the smaller swing in the exchange rate and the sale of certain temporary investments in 1999.

Net loss for fiscal 1999 was Cdn. $16.9 million (US $11.5 million) compared to a net loss of Cdn. $13.7 million (US $8.9 million) for fiscal year 1998. The net loss for fiscal 1999 includes a one-time inventory write-off of Cdn. $3.4 million. Lower than expected sales levels, combined with the manufacturer's requirements to schedule production six months in advance, resulted in this provision. The remainder of the increase in net loss is attributable to the rise in sales and marketing expenses associated with the development and implementation of promotional and educational programs and services related to Hemaseel APR.

As indicated in Note 3 to Haemacure's Consolidated Financial Statements, Haemacure has established an allowance for obsolete inventory. This allowance was Cdn. $3,203,030 (US $2,178,060) at April 30, 2000. All of Haemacure's
biologic inventory is batch-dated for expiration, rendering it obsolete several months before the expiration date because hospitals will not use short-dated product. During fiscal year 1999, it was determined that 23,000 of Haemacure's 2ml kits would be rendered obsolete during fiscal year 2000, and an allowance was accordingly established. However, this did not affect the cost of the remaining products. The shelf life of Hemaseel APR is two years from the date of manufacture.

Fiscal 1998 Compared to Fiscal 1997

Revenues for the fiscal year ended October 31, 1998 were Cdn. $1.1 million (US $0.7 million) compared to Cdn. $1.0 million (US $0.7 million) for the fiscal year ended October 31, 1997. Sales of Hemaseel APR commenced at the end of the third quarter of fiscal 1998 and amounted to Cdn. $318,000 (US $206,000) by year-end. Sales of Hemaseel APR doubled every month during the final quarter of the fiscal year. Investment income was Cdn. $745,000 (US $483,000) in fiscal 1998 compared to Cdn. $1.0 million (US $0.7 million) in fiscal 1997.

Cost of sales, selling and marketing expenses were Cdn. $4.3 million (US $2.8 million) in fiscal 1998 compared to a nominal amount in fiscal 1997. General and administrative expenses were Cdn. $4.4 million (US $2.9 million) in fiscal 1998 compared to Cdn. $3.2 million (US $2.3 million) in fiscal 1997.

Research and development costs were Cdn. $5.4 million (US $3.5 million) in fiscal 1998 compared to Cdn. $7.0 million (US $5.0 million) in fiscal 1997, reflecting improved cost controls and administration in this area.

Investment tax credits were Cdn. $100,000 (US $65,000) in fiscal 1998 compared to Cdn. $265,000 (US $188,000) in fiscal 1997, reflecting a reduction in Haemacure's research and development expenditures.

As a result of the accrual of discounted future payments to be made under the Hemaseel APR license agreement, total interest expenses recorded increased to Cdn. $391,000 (US $253,000) in fiscal 1998 from Cdn. $85,000 (US $60,000) in fiscal 1997.

Net loss was Cdn. $13.7 million (US $8.9 million) for fiscal 1998 compared to Cdn. $8.7 million (US $6.2 million) for fiscal 1997. This increase is attributable to higher expenses offset by only a marginal increase in revenues.

Investments and Investment Income

Haemacure's temporary investments consist of investments in governments and corporations with an investment grade credit rating. These investments consist of money market instruments and fixed-income securities. As at October 31, 1999, 15% of Haemacure's temporary investments were denominated in Canadian dollars, compared to 28% in 1998, and 85% were denominated in U.S. dollars, compared to 72% in 1998.

Haemacure's investment income for the 1999 fiscal year was Cdn. $311,666 (US $211,933), while investment income for the 1998 fiscal year was Cdn. $744,975 (US $506,583). Investment income for the six-months ended April 30, 2000, was Cdn. $214,175 (US $145,639), while investment income for the same period of 1999 was Cdn. $205,133 (US $139,490). Investment income for fiscal year 1999 was significantly less than investment income for 1998, because Haemacure sold a number of investments during the course of 1999, thus reducing the yield. However, the ZLB made an investment in Haemacure in the fourth quarter of 1999, and a significant portion of these funds were then invested by Haemacure in temporary investments during the fourth quarter to result in temporary investments of Cdn. $9,831,926 (US $6,685,710) at October 31, 1999.

Balance Sheet Variances

Haemacure experienced a decrease in cash, cash equivalents, and temporary investments on its balance sheet from October 31, 1999, to April 30, 2000. This decrease was due to Cdn. $5.3 million (US $3,604,000) used in operations during the six months ended April 30, 2000, and Cdn. $1.2 million (US $816,000) used to acquire capital equipment.

The increase in accounts receivable from October 31, 1999 to April 30, 2000, was due in part to the billing of clinical trial costs to ZLB subsequent to their assumption of the obligation to pay for all such costs. The amount of such billings were Cdn. $500,000 (US $340,000).

The decrease in accounts payable and accrued liabilities from 1998 to 1999 was due to a 1998 accrual for Cdn. $1.6 million (US $1,088,000) representing cancellation penalties for the cancellation by Haemacure of inventory orders with Haemacure's supplier.

The Company recorded "Other assets" of Cdn. $9,287,989 (US $6,315,833) at April 30, 2000, compared to Cdn. $10,052,786 (US $6,835,894) at October 31, 1999, and
Cdn. $11,582,381 (US $7,876,019) at October 31, 1998. These assets consist mainly of Haemacure's rights under Haemacure's licensing and manufacturing agreement with Immuno. Under this agreement, Haemacure acquired the right to manufacture and sell Hemaseel APR, a fibrin sealant, in the United States. Under this agreement, the Haemacure is obligated to make milestone payments, and the manufacturing and distribution rights under this agreement are recorded at the discounted value of the milestone payments less accumulated amortization. The reduction in "other assets" was due to the amortization of these assets. Accumulated amortization for the "other assets" was $3,265,258 (US $2,220,375) at April 30, 2000.

Liquidity and Capital Resources

Prior to the launch of Hemaseel APR, Haemacure funded its operations, research and development, clinical trials, capital expenditures and investments through share issuances, long-term debt, refundable tax credits and grants. Since the launch of Hemaseel APR, sales revenues have also contributed to the financing of Haemacure's operations. During fiscal 1999, Haemacure devoted a significant portion of its cash resources to the marketing of Hemaseel APR and the HemaSyst delivery system, and to the development of increased market share.

Haemacure believes that it has sufficient liquidity to fund its operations for the foreseeable future. However, Haemacure has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future.

With respect to short-term liquidity, Haemacure believes that it has sufficient liquidity to fund operations through the end of fiscal 2001, provided that Haemacure's revenues and expenses are consistent with management's expectations. However, there can be no assurance that revenues and expenses will meet expectations. In particular, Haemacure has made certain assumptions regarding project costs associated with the development of the manufacturing operation in Elstree, UK, but this is a large project which is subject to foreign currency fluctuations and possible cost overruns.

With respect to liquidity beyond 2001, Haemacure expects to undertake new products or ventures in the future, the costs of which are unknown. Because of these new products or ventures, and because management's forecasts for Haemacure's existing operations may prove incorrect, Haemacure may require additional financing to fund its expected growth, and such funding may come from additional equity financing, whether by way of private placement or public offering, through debt financing, through a strategic alliance, or from other sources. No assurance can be given that such funding will be available.

As at April 30, 2000, Haemacure did not have any outstanding lines of credit. Other than the contract with BPL, Haemacure does not have any material capital commitments.

Haemacure's cash position, which consists of cash and cash equivalents, was Cdn. $1.9 million (US $1.3 million) as at April 30, 2000.

On June 19, 2000, the Company closed a public offering of 6,046,595 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to the Company from the offering were approximately Cdn. $11,325,000, after deduction of the agents' fees and expenses of the offering amounting to Cdn. $1,675,000. On August 1, 2000, the Company closed an additional public offering of 1,860,382 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to the Company from the offering were approximately Cdn. $3,700,000, after deductions of the agents' fees and expenses of the offering amounting to approximately Cdn. $300,000. The Company expects to use approximately Cdn. $12,000,000 from the proceeds of these offerings, over a three-year period, for the purchase of equipment to be used by BPL in the manufacturing of the Company's products at BPL's facility in England and for leasehold improvements at such facility. The balance of the proceeds will be used for clinical trials associated with FDA approval of the BPL facility and product, other research and development, and general corporate purposes. See notes 14(a) and 14(b) of Haemacure's Consolidated Financial Statements.

As at April 30, 2000, Haemacure was committed under an agreement to purchase inventories from a supplier during the following six months for a total of Cdn. $6,139,000 (US $4,174,520). These purchases will be financed by Haemacure's cash flow from operations.


Inflation

Historically, inflation has not had a significant impact on Haemacure's business or results of operations.

U.S. GAAP Reconciliation

The Consolidated Financial Statements of the Company included in this registration statement have been prepared in accordance with Canadian GAAP. The key items affecting the reconciliation of the Company's financial statements to U.S. GAAP are the treatment of unrealized gains and losses on translation of U.S.-Dollar long-term debt and the treatment of research and development equipment. See Note 15 to the Company's Consolidated Financial Statements for a discussion of the significant differences between U.S. GAAP and Canadian GAAP relevant to the Company.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.

Haemacure qualifies as a "small business issuer" under Rule 405 promulgated under the Securities Exchange Act of 1934 and, therefore, is not obligated to make disclosures under Item 9A. However, the following sets forth Haemacure's general exposure to market risk relating to changes in interest rates and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary as a result of many factors, including material changes in interest rates and foreign currency exchange rates.

Interest Rate Sensitivity

At June 30, 2000, Haemacure had long-term debt of Cdn $968,000. This debt bears interest at a variable rate. An increase of 1% in the interest rate will increase annual interest payments by approximately $10,000.

Haemacure does not currently hedge against interest rate fluctuations.

Foreign Currency Exchange Rate Risk

Haemacure's operating results are set forth in Canadian dollars. Revenues are typically received from United States sources in United States dollars, while expenses are paid primarily in United States dollars and, to a lesser extent, in Canadian dollars. Accordingly, to a certain extent, operating results can be affected by fluctuations in the United States dollar exchange rate.

In its ordinary course of business, Haemacure enters into transactions denominated in foreign currencies. As a result, Haemacure is generally subject to exposure from fluctuations in foreign currency exchange rates. As of June 30, 2000, Haemacure had commitments consisting of approximately 10 million Euros, in various European currencies, relating to the purchase of equipment for use at BPL's facility in England.

Haemacure is not currently a party to any foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. Historically, the effect of movements in foreign currency exchange rates has not had a material impact on Haemacure's operating results.

Item 10.  Directors and Officers of Registrant.

Management

As of March 31, 2000, Haemacure and HAE-US had a total of 46 employees, of which 27 were engaged directly in sales and marketing, 13 in finance and administration, and 6 in product development, regulatory affairs and quality assurance. Haemacure maintains compensation, benefits, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel. No employee of Haemacure is represented under a collective bargaining agreement, nor has Haemacure experienced any work stoppage, or employee-related litigation.

The following is a summary of the relevant experience of the senior management and members of the Board of Directors of Haemacure. Each of such persons has been elected to the offices indicated until his or her successor is duly elected and qualified.

Marc Paquin, President and Chief Executive Officer

Mr. Paquin was founder, a director, President and Chief Executive Officer of Autologous Systems, Inc., the first commercial private blood bank to be established in Canada under the licensing authority of the Bureau of Biologics of Health and Welfare Canada. During the period from the company's inception in August 1986 until its sale in January 1989, Mr. Paquin developed the only operating autologous blood bank in Canada. Prior to founding Autologous Systems, Inc., Mr. Paquin was Vice-President and General Manager of Syntex Diagnostic (Canada) Inc. Mr. Paquin was responsible for the initial set-up of the Syntex Biomedical Division in Canada. Mr. Paquin's education is in general health sciences and management at McGill University. Mr. Paquin founded the Company in 1991 and has been its President and Chief Executive Officer since that time.

Christian Hours, Ph.D, Vice-President, Quality and Technical Services

Prior to joining Haemacure in 1994, Dr. Hours was Director of Quality Assurance at IAF BioVac Inc., a subsidiary of BioChem Pharma Inc., where he held various management positions Dr. Hours' extensive management experience covers quality assurance, quality control, regulatory affairs and technology transfers. Before joining the industry, Dr. Hours spent ten years in academic research in molecular biology and virology. Dr. Hours holds a DEA in biochemistry from Marseilles-Luminy University, a Ph.D in biochemistry from McGill University and pursued post-doctoral studies in virology and biochemistry. He also hads a DSA from Ecole des Hautes Etudes Commerciales in Montreal. Dr. Hours is also the author of numerous scientific publications.

Dr. David Karp, M.D., Vice-President, Clinical and Medical Affairs

Dr. David Karp, a board-certified orthopedic surgeon, has been involved in the practice of medicine, medical management and practice management for more than 20 years. After graduating from Albany Medical College in 1977 and completing an orthopedic surgery residency in 1982, he began the practice of orthopedic surgery. Dr. Karp established a sports medicine center, as well as a diabetic foot center. He obtained an MBA from the University of South Florida in 1997. Dr. Karp has consulted in the biomedical field since 1996. He is an active member of the Institutional Review Board at Sarasota Memorial Hospital and a frequent lecturer on medical and biotechnical issues. Dr. Karp joined Haemacure in July 1997.

Waldron Palmer, Vice-President, Marketing, Sales and Business Development

Mr. Palmer has more than 20 years experience in sales, marketing and management. Prior to joining Haemacure in February 1998, Mr. Palmer was the Vice-President of Marketing and Business Development of a division of Pharmaseal, a division of American Hospital Supply Corporation (Baxter Healthcare). He was also Senior Vice-President of Business Development for the Edward Weck Division, General Manager of Argon Division and Senior Vice-President of Sales, Marketing and Business Development for XOMED Division of Bristol Myers Squibb.

James L. Roberts, Vice-President, Finance and Administration and Chief Financial Officer

Mr. Roberts' early career was in public accounting with a national firm and with a manufacturing firm as Chief Financial Officer. From 1984 to 1986, Mr. Roberts attended Emory University, obtaining an MBA with emphasis in international finance. Subsequently, he worked for Octel Communications, a software company, as Director of Finance - EMEA (Europe, Middle East and Africa) and then became Senior Vice-President and Chief Financial Officer of Racal Datacom, Inc., a subsidiary of Racal Electronics, PLC, a British public company. Mr. Roberts joined Haemacure in January 2000.

Elaine Whitmore, Ph.D, Vice-President, Regulatory and Scientific Affairs

Elaine Whitmore pursued undergraduate, graduate and postdoctoral studies at Northwestern University, earning a B.A. and Ph.D. in Biological Sciences. She has more than 18 years experience in the field of medical devices and biologics, including nearly a dozen years with Johnson & Johnson with senior management responsibility for a variety of functional areas, including research and development, product development, clinical outcomes and regulatory affairs. Dr. Whitmore also has provided extensive professional consultation in these areas, as well as in technology assessment and development portfolio analysis. She is the author of a book entitled Product Development Planning for Healthcare Products Regulated by the FDA (ASQ Quality Press, 1997) and holds four issued United States patents. Dr. Whitmore joined Haemacure in July 1997.

Kevin Hahnen, Director of Device Development

Mr. Hahnen is a mechanical engineer with more than 20 years of industry experience, with the past twelve years focused in the medical field. As an accomplished inventor, holding several United States and foreign patents, he has developed key product lines for major corporations including Johnson & Johnson, American Home Products, Boston Scientific, and Smith & Nephew. Most recently, Mr. Hahnen participated in start-up ventures (KeraVision, Embol-X), providing project management, product design and crafting intellectual property portfolios. His background encompasses many disciplines, including research and development, manufacturing operations, business development and regulatory affairs. Mr. Hahnen has also lectured on Rapid Prototype Development. Mr. Hahnen joined Haemacure in March 1999.

Patrick Del Medico, Director of Marketing

Prior to joining Haemacure in May 1998, Patrick Del Medico was Marketing Product Manager for Stryker Corporation in Kalamazoo, Michigan. Mr. Del Medico was directly responsible for all domestic and international marketing and sales of surgical instruments and disposables for orthopedic and reconstructive surgery. Mr. Del Medico's extensive medical sales experience also includes positions held in sales, marketing and management for C. R. Bard and Baxter International.

Jack Lynch, National Sales Manager

Mr. Lynch has been involved for more than 20 years in the sale of operating room related products. Mr. Lynch spent 14 years with Ethicon, a division of Johnson & Johnson, where he acquired experience with respect to new product introduction, development of a sales force and management of national accounts. Mr. Lynch joined Haemacure in May 1998.

Directors

Following is a description of the relevant experience of the members of the Board of Directors of Haemacure (other than Mr. Paquin, Haemacure's President and Chief Executive Officer, who is described above). Each of such persons has been elected to serve until the next annual meeting of the Company.

Gerald Andre has been a director of the Company since February 1999. From August 1996 until February 1998, he was Director, Health of Societe generale de financement du Quebec, and prior to August 1996, a business consultant.

Paul Baehr has been a director of the Company since May 1998. He has been the Chairman and Chief Executive Officer of Ibex Technologies Inc. since October 1995.

Normand Balthazard has been a director of the Company since 1992. He has been the President of Gestion BioCapital Inc. since July 1997.

Francis Bellido has been a director of the Company since April 1999. From January 1998 until March 1999, he was Strategic Asset Manager, Internal Medicine with Eli Lilly; from January 1996 until January 1998, he was Global Business Unit Manager, Infectious Diseases for Eli Lilly; and from October 1993 until January 1996, he was Manager, Regulatory Affairs, with Eli Lilly.

Wayne G. Johnson has been a director of the Company since 1994. He has been the President of Bio Ventures, Inc. since November 1991.

Louis-M. Riopel, the Company's Chairman of the Board, has been a director of the Company since 1994. He has been the President of Rio-Dev Inc. since April 1997.

Daniel B. Schaffner has been a director of the Company since February 2000. He has been the Chief Financial Officer of the ZLB Central Laboratory Blood Transfusion Service since October 1999. Prior to that, he held a number of positions with Ascom Group, a telecommunications company.

Item 11.  Compensation of Directors and Officers.

The following table sets out all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended October 31, 1999, 1998 and 1997, of the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers").

------------------------  -----------------------------------  ----------------------------  ---------
                                  Annual Compensation             Long Term Compensation
------------------------  -----------------------------------  -------------------  -------  ---------
                                                                     Awards         Payouts
------------------------  ----  -------  ------  ------------  -------  ----------  -------  ---------
                                                                 of     Restricted
        Name and                Salary   Bonus   Other Annual  Options    Stock      LTIP       All
   Principal Position     Year     $       $     Compensation  Granted    Awards    Payouts    Other
------------------------  ----  -------  ------  ------------  -------  ----------  -------  ---------
Marc Paquin               1999  245,178  30,087        -       100,000      -          -         -
President and Chief       1998  210,455  98,582        -          -         -          -         -
Executive Officer         1997  192,850  76,180        -          -         -          -         -
------------------------  ----  -------  ------  ------------  -------  ----------  -------  ---------
Elaine Whitmore(1)        1999  213,212  17,910        -        12,400      -          -         -
Vice-President,           1998  204,918  25,410        -           -        -          -         -
Regulatory and            1997   64,526  20,741        -        20,000      -          -     23,426(1)
Scientific Affairs
------------------------  ----  -------  ------  ------------  -------  ----------  -------  ---------
David Karp(2)             1999  243,671  19,494        -        15,000      -          -         -
Vice-President, Clinical  1998  173,205  26,347        -           -        -          -         -
and Medical Affairs       1997   27,654   6,914        -        40,000      -          -         -
------------------------  ----  -------  ------  ------------  -------  ----------  -------  ---------
Waldron Palmer(3)         1999  227,513  21,841        -        16,000      -          -     40,689
Vice-President, Sales     1998  164,666  43,794        -        50,000      -          -         -
and Marketing             1997    -        -           -           -        -          -         -
------------------------  ----  -------  ------  ------------  -------  ----------  -------  ---------
Christian Hours           1999  150,000  15,000        -        16,000      -          -         -
Vice-President, Quality   1998   93,812  16,000        -        15,250      -          -         -
and Technical Services    1997   90,640  13,823        -        15,000      -          -         -
------------------------  ----  -------  ------  ------------  -------  ----------  -------  ---------
____________________

(1)  Dr. Whitmore joined Haemacure in July 1997. This sum was paid to Dr. Whitmore for consulting services provided prior to the commencement of her employment with Haemacure.

(2)  Dr. Karp joined Haemacure in July 1997.

(3)  Mr. Palmer joined Haemacure in February 1998.

Salary, bonus and other annual compensation are paid to the Named Executive Officers in U.S. funds, with the exception of Dr. Christian Hours, who is paid in Canadian funds. The amounts shown in the above table are the Canadian dollar equivalents of U.S. funds paid to the Named Executive Officers.

During the fiscal year ended October 31, 1999, Haemacure paid a total of Cdn. $1,275,856 in remuneration and Cdn. $108,602 in benefits to seven senior executives, two of whom are no longer employed by Haemacure.

The following table sets out the details of all grants of options to the Named Executive Officers during the fiscal year ended October 31, 1999:

---------------  ---------  ------------  --------  --------  -----------------
                             % of Total
                               Total
                             Granted to              Market
                            Employees in             Value
                  Options    Financial    Exercise  on Date
    Name          Granted       Year       Price    of Grant  Expiration Date
---------------  ---------  ------------  --------  --------  -----------------
Marc Paquin       100,000      22.70%      $4.00      $3.80   September 2, 2009
---------------  ---------  ------------  --------  --------  -----------------
Elaine Whitmore    12,400       2.81%      $5.60      $5.60   November 17, 2008
---------------  ---------  ------------  --------  --------  -----------------
David Karp         15,000       3.41%      $5.60      $5.60   November 17, 2008
---------------  ---------  ------------  --------  --------  -----------------
Waldron Palmer     16,000       3.63%      $5.60      $5.60   November 17, 2008
---------------  ---------  ------------  --------  --------  -----------------
Christian Hours    16,000       3.63%      $5.60      $5.60   November 17, 2008
---------------  ---------  ------------  --------  --------  -----------------

During the fiscal year ended October 31, 1999, the Company paid a total of approximately US $54,000 to its directors for their services in such capacity. With the exception of Marc Paquin, directors each receive approximately US $1,000 per meeting of the Board of Directors, approximately US $500 per meeting of committees of the Board of Directors as well as reimbursement for travel expenses. Seven directors also received stock options during fiscal 1999 covering an aggregate of 70,000 Common Shares of the Company at an exercise price of Cdn. $5.60 per share.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

In March 1996, the Board of Directors of the Company established the 1996 Stock Option Plan which provides for the granting of options to acquire Common Shares to employees, officers and directors of, and service providers to, the Company. A maximum of 1,098,297 Common Shares may be issued under the 1996 Stock option Plan. At the annual and special meeting of the shareholders of the Company held on April 27, 2000, the shareholders approved a resolution increasing the maximum number of Common Shares which may be issued under the 1996 Stock Option Plan to 1,675,683. The increase in the number of Common Shares which may be issued under the 1996 Stock Option Plan is subject to regulatory approval.

The exercise price of an option granted under the 1996 Stock Option Plan is set at the time of the grant of the option, but cannot in any event be less than the closing sale price of the Common Shares on the Toronto Stock Exchange on the last business day prior to the day the option is granted. The exercise period of options granted under the 1996 Stock Option Plan may not exceed ten years from the date of grant.

Options granted under the 1996 Stock Option Plan are not transferable other than by will or by the laws of descent and distribution. Under the 1996 Stock Option Plan, the aggregate number of Common Shares reserved for issuance to any one person may not exceed 5% of the total number of Common Shares of the Company issued and outstanding.

Mr. Marc Paquin, the President and Chief Executive Officer of the Company, holds an option in respect of 150,000 Common Shares at an exercise price of Cdn. $7.00 per share. The option was granted to Mr. Paquin in April 1996 and is not subject to the 1996 Stock Option Plan.

The following table sets out information with respect to options outstanding as at July 18, 2000:

                                Number of
                              Common Shares   Exercise Price     Expiry Dates
        Optionee              Under Option       (Cdn. $)         of Options
---------------------------   -------------   --------------   -----------------
Executive officers (7)           549,960      $2.05 to $7.00   June 2002 to
                                                               January 2010

Directors (including former      190,692      $2.60 to $5.60   September 2001 to
directors, but excluding                                       December 2009
executive officers) (6)

Employees (22)                   178,034      $2.60 to $6.30   November 2006 to
                                                               February 2010


Item 13.  Interest of Management in Certain Transactions.

Not applicable.


                                    PART II

Item 14.  Description of Securities to be Registered.

This registration statement covers the Common Shares of the Company, without par value. Each such share is entitled to one vote on all matter coming before the shareholders of the Company. Holders of the Common Stock shall be entitled to participate ratably in distributions upon the liquidation of the Company.


                                    PART III

Item 15.  Defaults Upon Senior Securities.

Not applicable.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds.

Not applicable.

                                    PART IV

Item 17.  Financial Statements.

                          INDEX TO FINANCIAL STATEMENTS

                                                                      Page
                                                                      ----

     Auditors' Report                                                  45

     Consolidated Balance Sheets of the Company at October 31,         46
     1998 and 1999 and at April 30, 2000

     Consolidated Statements of Operations for the fiscal              47
     years ended October 31, 1997, 1998 and 1999 and for the six-month periods ended April 30, 1999 and 2000

     Consolidated Statements of Deficit for the fiscal years           48
     ended October 31, 1997, 1998 and 1999 and for the six-month periods ended April 30, 1999 and 2000

     Consolidated Statements of Cash Flows for the fiscal              49
     years ended October 31, 1997, 1998 and 1999 and for the six-month periods ended April 30, 1999 and 2000

     Notes to Consolidated Financial Statements                        50

     Consolidated Financial Statements for the three-month             69
     periods and the nine-month periods ended July 31, 2000 and 1999 (provided pursuant to Rule 3-19(f) of Regulation S-X)

                                AUDITORS' REPORT




To the Directors of
Haemacure Corporation

We have audited the consolidated balance sheets of Haemacure Corporation as at October 31, 1999 and 1998 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended October 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 1999 in accordance with accounting principles generally accepted in Canada.

Significant differences between the accounting principles applied in the accompanying financial statements and those under accounting principles generally accepted in the United States are quantified and explained in note 15 to the consolidated financial statements.




Montreal, Canada,                                     [Signed] Ernst & Young LLP
December 14, 1999.                                         Chartered Accountants
[except as to note 7 which is as of July 28, 2000 and note 14 which is as of August 1, 2000]

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS


[In Canadian dollars]



                                        As at           As at           As at
                                      April 30,      October 31,     October 31,
                                        2000            1999            1998
                                          $               $               $
--------------------------------------------------------------------------------
                                     [unaudited]

ASSETS
Current
Cash and cash equivalents
 [note 12]                            1,893,892       1,421,161       2,493,488
Temporary investments                 2,864,383       9,831,926       9,655,507
Accounts receivable                   2,827,420       1,574,105         482,042
Investment tax credits and
 income taxes receivable                 64,200              --         960,524
Inventories [note 3]                  2,256,947       2,132,663       2,631,531
Prepaid expenses                        291,201         219,261         193,864
--------------------------------------------------------------------------------
                                     10,198,043      15,179,116      16,416,956
Capital assets [notes 4 and 6]        2,286,353       1,265,756       1,477,647
Other assets [note 5]                 9,287,989      10,052,786      11,582,381
Deferred foreign exchange loss           88,227          27,410         491,020
--------------------------------------------------------------------------------
                                     21,860,612      26,525,068      29,968,004
================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued
 liabilities                          2,792,744       2,987,281       5,344,097
Current portion of long-term debt        43,198          51,457          51,319
--------------------------------------------------------------------------------
                                      2,835,942       3,038,738       5,395,416
Long-term debt [note 6]                 923,758         918,005         921,818
Other liabilities [note 7]           10,590,236      10,162,093       9,839,826
--------------------------------------------------------------------------------
                                     14,349,936      14,118,836      16,157,060
--------------------------------------------------------------------------------

Shareholders' equity
Share capital [note 8]               64,902,794      64,877,794      42,265,203
Share capital paid-up and not
 issued [note 8]                             --              --       7,101,544
Deficit                             (57,392,118)    (52,471,562)    (35,555,803)
--------------------------------------------------------------------------------
                                      7,510,676      12,406,232      13,810,944
--------------------------------------------------------------------------------
                                     21,860,612      26,525,068      29,968,004
================================================================================

See accompanying notes

On behalf of the Board:


/s/ Marc Pacquin                               /s/ Paul Baehr
---------------------------------              ---------------------------------
Director                                       Director

Haemacure Corporation


                                CONSOLIDATED STATEMENTS OF OPERATIONS


[In Canadian dollars]


                                    Six months ended                       Years ended
                                       April 30,                           October 31,
                                -------------------------    ---------------------------------------
                                   2000          1999           1999           1998          1997
                                     $             $              $              $             $
----------------------------------------------------------------------------------------------------
                                      [unaudited]

REVENUES
Sales                            5,730,031     1,908,939      5,454,337        317,937         9,958
Investment income                  214,175       205,133        311,666        744,975     1,030,665
----------------------------------------------------------------------------------------------------
                                 5,944,206     2,114,072      5,766,003      1,062,912     1,040,623
----------------------------------------------------------------------------------------------------

EXPENSES
Cost of sales, selling and
 marketing expenses              6,536,144     4,214,988     12,041,054      4,296,634         4,490
Research and development           606,706     2,488,474      4,283,708      5,386,978     6,994,219
General and administrative       2,380,624     1,609,673      3,422,876      4,439,098     3,160,019
Investment tax credits                  --            --             --       (100,000)     (265,000)
Grants                                  --            --             --             --       (24,411)
Amortization of capital and
 other assets                      900,435       907,903      1,823,254      1,002,216       572,277
Interest on other liabilities      370,803       383,914        760,638        327,000            --
Foreign exchange loss (gain)        26,325        70,920        210,076       (722,693)     (822,063)
Interest on long-term debt          26,024        29,034         56,452         52,185        59,656
Other financial expenses                66         1,098         21,244         12,196        25,564
----------------------------------------------------------------------------------------------------
                                10,847,127     9,706,004     22,619,302     14,693,614     9,704,751
----------------------------------------------------------------------------------------------------
Loss before income taxes        (4,902,921)   (7,591,932)   (16,853,299)   (13,630,702)   (8,664,128)
Provision for income taxes
 [note 9]                           17,635        19,848         62,460         25,000        26,000
----------------------------------------------------------------------------------------------------
Net loss                        (4,920,556)   (7,611,780)   (16,915,759)   (13,655,702)   (8,690,128)
====================================================================================================

Basic loss per common share          (0.31)        (0.63)         (1.26)         (1.24)        (0.79)
====================================================================================================

See accompanying notes

Haemacure Corporation


                                 CONSOLIDATED STATEMENTS OF DEFICIT


[In Canadian dollars]


                                    Six months ended                       Years ended
                                       April 30,                           October 31,
                                -------------------------    ---------------------------------------
                                   2000          1999           1999           1998          1997
                                     $             $              $              $             $
----------------------------------------------------------------------------------------------------
                                      [unaudited]

Deficit at beginning of
 period                         52,471,562    35,555,803     35,555,803     21,900,101    13,209,973

Net loss for the period          4,920,556     7,611,780     16,915,759     13,655,702     8,690,128
----------------------------------------------------------------------------------------------------
Deficit at end of period        57,392,118    43,167,583     52,471,562     35,555,803    21,900,101
====================================================================================================


See accompanying notes

Haemacure Corporation


                                CONSOLIDATED STATEMENTS OF CASH FLOWS


[In Canadian dollars]


                                    Six months ended
                                       April 30,                     Years ended October 31,
                                -------------------------    ---------------------------------------
                                   2000          1999           1999           1998          1997
                                     $             $              $              $             $
----------------------------------------------------------------------------------------------------
                                      [unaudited]

OPERATING ACTIVITIES
Net loss                        (4,920,556)   (7,611,780)   (16,915,759)   (13,655,702)   (8,690,128)
Items not affecting cash
  Amortization of capital
   assets                          135,638       143,106        293,659        345,623       394,534
  Amortization of other assets     764,797       764,797      1,529,595        656,593       177,743
  Accrued interest on long-
   term debt                        23,200        24,016         47,645         37,820        32,900
  Accrued interest on other
   liabilities                     370,803       383,914        760,638        327,000            --
  Gain on disposal of capital
   assets                               --       (97,897)       (97,897)            --            --
  Foreign exchange (gain) loss       7,953        70,091        (18,196)       185,531        (2,452)
  Unrealized foreign exchange
   (gain) loss                      (3,477)       17,780         25,239         38,600            --
----------------------------------------------------------------------------------------------------
                                (3,621,642)   (6,305,973)   (14,375,076)   (12,064,535)   (8,087,403)
Net change in non-cash working
 capital balances related to
 operations [note 12]           (1,708,276)   (2,337,841)    (2,014,884)       939,500     1,075,859
----------------------------------------------------------------------------------------------------
Cash flows from operating
 activities                     (5,329,918)   (8,643,814)   (16,389,960)   (11,125,035)   (7,011,544)
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of common shares,
 net of issuance costs              25,000       878,047     15,511,046        154,820            --
Subscription for common
 shares to be issued                    --            --             --      7,101,544            --
Repayment of long-term debt        (25,706)      (25,644)       (51,319)      (131,994)     (212,681)
----------------------------------------------------------------------------------------------------
Cash flows from financing
 activities                           (706)      852,403     15,459,727      7,124,370      (212,681)
----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Net acquisition of temporary
 investments                     6,967,543     7,209,638       (176,419)     6,814,105    (6,388,379)
Acquisition of capital assets   (1,156,235)     (173,221)      (236,741)      (157,067)      (95,123)
Disposal of capital assets              --       252,870        252,870         14,164        11,516
Acquisition of other assets             --            --             --     (1,847,246)   (2,067,450)
Reimbursement of acquisition            --            --             --        689,150            --
 cost of other assets
----------------------------------------------------------------------------------------------------
Cash flows from investing
 activities                      5,811,308     7,289,287       (160,290)     5,513,106    (8,539,436)
----------------------------------------------------------------------------------------------------
Effect of exchange rate
 changes on cash and cash
 equivalents                        (7,953)      (70,091)        18,196       (185,531)        2,452
----------------------------------------------------------------------------------------------------

Increase (decrease) in cash
 and cash equivalents              472,731      (572,215)    (1,072,327)     1,326,910   (15,761,209)
Cash and cash equivalents at
 beginning of period             1,421,161     2,493,488      2,493,488      1,166,578    16,927,787
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at
 end of period                   1,893,892     1,921,273      1,421,161      2,493,488     1,166,578
====================================================================================================

Supplemental information
Interest paid                        2,824         5,018          8,807         14,365        26,756
Income taxes paid                   82,804         9,726         19,452         25,044            --
====================================================================================================

See accompanying notes

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



The consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"]. The financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized hereafter.

As further described under Note 15, the accounting policies followed by the Corporation differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States ["U.S. GAAP"] and the accounting principles and practices required by the United States Securities and Exchange Commission ["SEC"].



1.   NATURE OF BUSINESS

The Corporation specializes in the development, manufacturing and marketing of biological adhesives and biomaterials for acute surgical wound care.

The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation will require additional financing to fund its expected growth. Such funding may come from internally-generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

The Corporation plans to pursue its R&D and marketing activities. These activities are subject to the risks inherent in any Corporation that operates in the field of biotechnology. These risks relate to the successful completion of R&D activities, the marketing of the Corporation's products and required financing.



2.   SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at period-end and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates and assumptions used.

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



2.   SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Temporary investments

Temporary investments, consisting of money market instruments and fixed-income securities, are valued at the lower of cost and fair market value.

Inventories

Inventories, which consist of products held for resale, are valued at the lower of cost, using the first-in, first-out method, and net realizable value, less allowance for obsolescence in order to reflect the expiration date of the products.

Capital assets

Capital assets are recorded at cost, net of related government assistance and investment tax credits, and are amortized over their estimated useful life using the declining balance method, except for leasehold improvements which are amortized using the straight-line method, at the following rates:

Laboratory equipment                                    20%
Office equipment                                        20%
Computer equipment                                      30%
Leasehold improvements                                  Lease term

No amount of depreciation is calculated on construction in progress.

Government assistance and investment tax credits

Government assistance and investment tax credits are recorded as a reduction of the related expenditures or capital assets when there is reasonable assurance of their ultimate realization.

Income taxes

The Corporation follows the deferred income tax allocation method in accounting for income taxes. Under this method, timing differences between income for accounting purposes and income for tax purposes give rise to deferred income taxes.

Other assets

Other assets, mainly comprising manufacturing and distribution rights, are recorded at cost. Other assets are amortized using the straight-line method over a period of eight years.

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



2.   SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Research and development

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date.

Translation of foreign currencies

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities as well as revenues and expenses denominated in a foreign currency are translated at the exchange rate prevailing at the transaction date. Foreign currency translation gains and losses are included in the statement of operations of the reporting period, except those related to the translation of other liabilities which are deferred and amortized over the remaining life of the other liabilities on a straight-line basis. The accounts of a foreign subsidiary are translated using the temporal method.

Loss per share

The basic loss per share has been calculated using the weighted average number of outstanding common shares during the period. The fully diluted loss per share is not shown since it would have the effect of reducing the loss per share.

Stock option plan

The Corporation has a stock-based compensation plan, which is described in note
8. No compensation expense is recognized for this plan when shares or stock options are issued to employees or directors. Any consideration paid by the employees or directors on exercise of stock options or purchase of stock is credited to share capital. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options is charged to deficit.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparison between the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value [net recoverable value]. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net recoverable value.

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



2.   SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Consolidated statements of cash flows

Effective November 1, 1998, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the presentation of cash flow information.

Under the new recommendations, non-cash transactions are excluded from the statement of cash flows and disclosed elsewhere in the financial statements. Cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

Cash flow information for the prior year has been restated to conform to the new recommendations. The effect of adopting the new recommendations was to decrease the cash flows from financing activities by $9,021,806 and increase the cash flows from investing activities by $15,797,311 for the year ended October 31, 1998 [increase the cash flows from investing activities by $6,388,379 for the year ended October 31, 1997].



3.   INVENTORIES

                                         April 30,    October 31,    October 31,
                                           2000           1999          1998
                                             $             $              $
--------------------------------------------------------------------------------
                                        [unaudited]

Products held for resale                 5,459,977     5,560,377      2,829,737
Less: allowance for obsolescence         3,203,030     3,427,714        198,206
--------------------------------------------------------------------------------
                                         2,256,947     2,132,663      2,631,531
================================================================================

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



4.   CAPITAL ASSETS

                                       April 30, 2000              October 31, 1999            October 31, 1998
                                               Accumulated                 Accumulated                 Accumulated
                                    Cost       amortization      Cost      amortization      Cost      amortization
                                      $              $             $             $            $              $
-------------------------------------------------------------------------------------------------------------------
                                 [unaudited]

Laboratory equipment              1,535,896        880,730     1,518,123       809,908     1,895,391       890,599
Office equipment                    342,826        135,693       335,816       113,067       191,322        77,366
Computer equipment                  299,060        182,799       269,136       164,923       253,431       136,251
Leasehold improvements              377,617        171,352       377,617       147,038       344,488       102,769
Construction in progress          1,101,528             --            --            --            --            --
-------------------------------------------------------------------------------------------------------------------
                                  3,656,927      1,370,574     2,500,692     1,234,936     2,684,632     1,206,985
Less: accumulated amortization    1,370,574                    1,234,936                   1,206,985
-------------------------------------------------------------------------------------------------------------------
Net book value                    2,286,353                    1,265,756                   1,477,647
===================================================================================================================


5.   OTHER ASSETS

                                        April 30,     October 31,    October 31,
                                          2000           1999           1998
                                            $              $              $
--------------------------------------------------------------------------------
                                       [unaudited]

Other assets, at cost [see note 7]      12,553,247     12,553,247     12,553,247
Less: accumulated amortization           3,265,258      2,500,461        970,866
--------------------------------------------------------------------------------
Net book value                           9,287,989     10,052,786     11,582,381
================================================================================

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



6.   LONG-TERM DEBT

                                        April 30,     October 31,    October 31,
                                          2000           1999           1998
                                            $              $              $
--------------------------------------------------------------------------------
                                       [unaudited]

Loan from Investissement Quebec [a]      916,125        892,925        845,280

Bank loan bearing interest at prime
 rate plus 1.75%, repayable in
 monthly principal installments of
 $4,167 until February 2001 [b]           41,666         66,666        116,667

Loan bearing interest at 10%,
 repayable in monthly  installments
 of $198, including principal and
 interest, until March 2005                9,165          9,871         11,190
--------------------------------------------------------------------------------

                                         966,956        969,462        973,137
Less: current portion                     43,198         51,457         51,319
--------------------------------------------------------------------------------
                                         923,758        918,005        921,818
================================================================================

[a] Under the terms of the agreement with Investissement Quebec [IQ], this loan bears interest at a rate equal to the rate prescribed by the ministere du Revenu du Quebec less 4% [5% as at April 30, 2000, October 31, 1999 and October 31, 1998]. Interests for the six-month period ended April 30, 2000 amounting to $23,200 [$47,645 and $37,820 for the years ended October 31, 1999 and 1998 respectively] have been capitalized to the loan in accordance with the provisions of the loan agreement. The loan and interest thereon will be repayable in installments equal to 10% of gross sales of the products stemming from the development by the Corporation of new fibrin sealants. As of April 30, 2000, no such products had been sold. After repayment of the loan and the interest thereon, the Corporation will pay a royalty equal to 2% of gross sales from the date of final repayment until the end of a period of 10 years starting with the commencement of the commercialization of these products.

[b]  Equipment is pledged as security for this loan.

     The minimum annual long-term debt principal repayments, excluding those relating to the IQ loan, are as follows over the next five twelve-month periods ending on April 30, 2005:

                                                                        $
     ----------------------------------------------------------------------
     2001                                                            43,198
     2002                                                             1,692
     2003                                                             1,869
     2004                                                             2,065
     2005                                                             2,007
     -----------------------------------------------------------------------

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



7.   OTHER LIABILITIES

In April 1997, the Corporation entered into a licensing and manufacturing agreement to obtain the rights to manufacture and sell Hemaseel APR, a fibrin sealant, in the United States. Under this agreement, the Corporation is committed to make milestone payments.

Other liabilities represent the present value, discounted using a rate of 8.25%, of the milestones payments to be made by the Corporation related to the purchase of the rights to manufacture and sell fibrin sealant in the United States. As of April 30, 2000, a total consideration of US $2,250,000 [CAN $3,210,200] has been paid. These payments along with the discounted value of milestones payments to be made were included with other assets [see note 5].

Payments to be made are as follows:

US $1,500,000   Upon the Food and Drug Administration's ["FDA"] approval for the
                 Corporation to produce the product;
US $2,500,000   In June 2001, i.e. 36 months following the first delivery of the product;
US $2,500,000   In June 2004, i.e. 72 months following the first delivery of the product;
US $2,750,000   In June 2006, i.e. 96 months following the first delivery of the product.

The Corporation acquired there rights under license and manufacturing agreements with Immuno International AG ["Immuno"], required by a consent order of the United States Federal Trade Commission ["FTC"] in connection with the acquisition of Immuno by Baxter International, Inc.

The FTC may terminate the license agreement if the corporation:

[i]   voluntarily ceases for 60 days to sell Hemaseel APR;

[ii] abandons its efforts to obtain FDA approval to manufacture Hemaseel APR on its own;

[iii] fails to obtain FDA approval before July 28, 2000 to manufacture Hemaseel
      APR itself, provided that the FTC may extend the license for an additional four years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that the Corporation has made good faith efforts to obtain FDA approval for its manufacturing and that FDA approval appears likely within that time period. The FTC, on July 28, 2000, granted the Corporation the first of the possible four one-year extensions based on the trustees' recommendation.

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



8.   SHARE CAPITAL

Authorized

Unlimited number of common shares.

Unlimited number of preferred shares, non-voting, issuable in series, with such rights and conditions as may be determined by the Board of Directors.

Issued and fully paid
                                           April 30, 2000           October 31, 1999           October 31, 1998
                                     ------------------------------------------------------------------------------
                                        Number       Amount        Number      Amount         Number       Amount
                                                        $                         $                           $
-------------------------------------------------------------------------------------------------------------------
                                     [unaudited]

Common shares
Balance at beginning of period        16,009,155   64,877,794    11,023,168   42,265,203    10,982,968   42,110,383
Issued upon the exercise of
 options and warrants                     10,000       25,000       381,655      909,047        40,200      154,820
Issuance of common shares                     --           --     4,604,332   21,703,544            --           --
-------------------------------------------------------------------------------------------------------------------
Total share capital issued and
 outstanding at end of period         16,019,155   64,902,794    16,009,155   64,877,794    11,023,168   42,265,203
===================================================================================================================


During the six months ended April 30, 2000, the Corporation issued 10,000 shares for a cash consideration of $25,000.

During the year ended October 31, 1999, the Corporation issued 3,792,727 common shares for a cash consideration of $14,602,000.

On August 11, 1998, the Corporation received in advance a consideration of $7,101,544 following a third party's subscription for 811,605 common shares of the Corporation. The subscription agreement did not include any repayment terms and, as at October 31, 1998, it was reasonably certain that the issue of these shares would be approved by the regulatory authorities. Consequently, the proceeds of this subscription are shown as "share capital paid-up and not issued" in the Corporation's share capital as at October 31, 1998.

On November 3, 1998, the Corporation obtained the necessary approval from the regulatory authorities to issue the 811,605 common shares and the shares were issued on that date. Consequently, these shares are part of the common shares issued during the year and are shown as "share capital" in the Corporation's shareholder's equity as at October 31, 1999.

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



8.   SHARE CAPITAL [Cont'd]

Options

In March 1996, the Board of Directors of the Corporation established the 1996 stock option plan which provides for the granting of options to acquire common shares to employees, officers and directors of, and service providers to, the Corporation. A maximum of 1,098,297 common shares may be issued under the 1996 stock option plan. At the annual and special meeting of the shareholders of the Corporation held on April 27, 2000, the shareholders approved a resolution increasing the maximum number of common shares which may be issued under the 1996 stock option plan to 1,675,683. The increase in the number of common shares which may be issued under 1996 stock option plan is subject to regulatory approval.

The exercise price of an option granted under the 1996 stock option plan is set at the time of the grant of the option, but cannot in any event be less than the closing sale price of the common shares on The Toronto Stock Exchange on the last business day prior to the day the option is granted. The exercise period of options granted under the 1996 stock option plan may not exceed ten years from the date of grant.

A summary of the situation as at April 30, 2000, October 31, 1999 and 1998 of the Corporation's fixed-price stock option plan and the changes made in the period then ended is shown below:

-------------------------------------------------------------------------------------
                          April 30, 2000       October 31, 1999     October 31, 1998
                       --------------------------------------------------------------
                                   Weighted             Weighted             Weighted
                                    average              average             average
                                   exercise             exercise             exercise
                         Shares      price     Shares     price     Shares    price
-------------------------------------------------------------------------------------

Outstanding options,
 at beginning of
 period                  837,700     5.02     644,601     4.74     385,620     4.90
Granted                  296,100     3.06     340,509     5.14     345,281     4.34
Exercised                 10,000     2.50      49,560     3.21      40,200     3.85
Cancelled                 11,000     5.06      97,850     4.53      46,100     3.88
-------------------------------------------------------------------------------------
Outstanding options,
 at end of period      1,112,800     4.52     837,700     5.02     644,601     4.74
-------------------------------------------------------------------------------------
Exercisable options,
 at end of period        871,800     4.69     731,700     5.08     491,601     4.84
=====================================================================================

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



8.   SHARE CAPITAL [Cont'd]

The following table contains information regarding outstanding fixed-price stock options as at April 30, 2000:

                          Outstanding options             Exercisable options

                  Number of    Weighted                  Number of
                 outstanding     years      Weighted    outstanding    Weighted
 Price range       options      average     average     exercisable    average
for the period      as at      remaining    exercise    options as     exercise
       $         04/30/2000     (years)      price     at 04/30/2000    price
------------------------------------------------------------------------------

 2.01 to 3.00       289,910        7.82        2.55       229,910        2.64
 3.01 to 4.00       216,084        9.25        3.79        89,084        3.54
 4.01 to 5.00        91,100        8.04        4.27        69,600        4.22
 5.01 to 6.00       325,706        7.09        5.46       318,206        5.44
 6.01 to 7.00       190,000        6.68        6.85       165,000        6.94
------------------------------------------------------------------------------
 2.01 to 7.00     1,112,800        7.71        4.52       871,800        4.69
==============================================================================

Warrants

Warrants to purchase 332,095 common shares for a consideration of $750,000 were exercised on December 4, 1998.

The Corporation entered into an agreement with one of its suppliers for services to be rendered over the next two years. As part of the compensation payable to the supplier, the Corporation is required to issue up to 50,000 warrants subject to performance and regulatory approval, each of which entitles the holder to purchase one common share at a price of $1.95. Of the 50,000 warrants, 25,000 will expire on February 23, 2006, and 25,000 will expire on February 23, 2007. No warrants were issued or issuable as at April 30, 2000. The Corporation will measure the value of these warrants when performance is complete under the terms of the contract, using the warrants' fair value on such date.

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



9.   INCOME TAXES

The provision for income taxes represents large corporations tax.

As at October 31, 1999, the Corporation had accumulated deductible temporary differences for the federal income tax amounting to approximately $5,019,000 which are due mainly to scientific research and experimental development expenses and share issue expenses, the benefit of which is not recorded in the consolidated financial statements.

As at October 31, 1999, the Corporation also had not recorded the tax benefits of tax losses and investment tax credits carried forward for federal income tax purposes amounting to approximately $21,823,000 and $797,000, respectively, and which expire as follows:

                                                  Tax losses         Investment
                                                                     tax credits
                                                       $                  $
--------------------------------------------------------------------------------

2000                                                 586,000            3,000
2001                                               2,574,000           38,000
2002                                               1,782,000           19,000
2003                                               1,908,000           57,000
2004                                               6,886,000           67,000
2005                                               2,765,000           23,000
2006                                               5,322,000          328,000
2007                                                      --          206,000
2008                                                      --           56,000
--------------------------------------------------------------------------------

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



10.  COMMITMENTS

[a] Under a licensing agreement relating to technology for use in certain applications, the Corporation is committed to pay royalties of 4% of net sales of products derived from the use of the technology until the expiry of the applicable patents.

[b] As at April 30, 2000, the Corporation was committed under an agreement to purchase inventories from a supplier during the next six months for a total of $6,139,000.

[c] The Corporation's total commitments under operating leases amount to $2,293,000. The minimum payments, before taking into consideration the sub-lease mentioned below, for the next five twelve-month periods ending April 30, 2005 are as follows:

                                                                     $
     ---------------------------------------------------------------------------

      2001                                                          499,000
      2002                                                          499,000
      2003                                                          442,000
      2004                                                          437,000
      2005                                                          416,000
     ---------------------------------------------------------------------------
                                                                  2,293,000
     ===========================================================================

     In 1998, the Corporation sub-leased to a third party part of its premises until the expiry of the head lease, equivalent to its commitment. The sub-lessee has the option to terminate the sub-lease on December 31, 2001. Expected sub-lease rentals to be received for the next five twelve-month periods ending April 30, 2005 are as follows:

                                                                       $
     ---------------------------------------------------------------------------

      2001                                                          275,000
      2002                                                          278,333
      2003                                                          286,667
      2004                                                          291,667
      2005                                                          260,900
     ---------------------------------------------------------------------------
                                                                  1,392,567
     ===========================================================================

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



10.  COMMITMENTS [Cont'd]

Rent expense and sub-lease revenue were as follows:

                       Six-months ended April 30,      Years ended October 31,
                       --------------------------    ---------------------------
                            2000       1999           1999      1998      1997
                              $          $              $         $         $
--------------------------------------------------------------------------------

Rent expense               228,131    210,578        479,314   408,058   279,873
Sub-lease revenue          125,404     80,603        225,324    22,059        --
--------------------------------------------------------------------------------



11.  FINANCIAL INSTRUMENTS

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

Short-term financial assets and liabilities

The carrying amounts of these assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and cash equivalents, temporary investments and accounts receivable. Short-term financial liabilities comprise accounts payable.

Long-term debt

The fair value is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements. There is no material difference between the carrying value and the fair value of the long-term debt, including other liabilities, with the exception of IQ loan for which the fair value is not readily determinable.

Cash and cash equivalents

The cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments. The cash and cash equivalents shown in the cash flow statements include the following balance sheet amounts:

                                        April 30,     October 31,    October 31,
                                          2000           1999           1998
                                            $              $              $
-------------------------------------------------------------------------------
                                       [unaudited]

Cash on hand and bank balances          1,853,782        759,929      1,401,943
Money market instruments                   40,110        661,232      1,091,545
-------------------------------------------------------------------------------
Total cash and cash equivalents         1,893,892      1,421,161      2,493,488
===============================================================================

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]


12.  STATEMENTS OF CASH FLOWS

Net change in non-cash working capital balances related to operations


                       Six-months ended April 30,        Years ended October 31,
                       --------------------------  -----------------------------------
                            2000         1999          1999         1998        1997
                              $            $             $            $           $
--------------------------------------------------------------------------------------
                             [unaudited]

Accounts receivable     (1,253,315)    (481,156)   (1,092,063)    (295,398)     46,718
Investment tax
 credits and income
 taxes receivable          (64,200)     960,524       960,524      205,534     349,689
Other tax credits
 receivable                     --           --            --           --     419,588
Inventories               (124,284)  (2,270,539)      498,868   (2,631,531)    261,487
Prepaid expenses           (71,940)      98,560       (25,397)    (146,925)    (19,988)
Accounts payable and
 accrued liabilities      (194,537)    (645,230)   (2,356,816)   3,807,820      18,365
--------------------------------------------------------------------------------------
                        (1,708,276)  (2,337,841)   (2,014,884)     939,500   1,075,859
======================================================================================


Non-monetary transaction

During the year ended October 31, 1998, the Corporation purchased other assets by assumption of debt for an amount of $9,512,826.

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]


13.  SEGMENT DISCLOSURES

The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates revenues to individual countries according to the locations of the customers.

Geographic information

                               Revenues                               Capital assets
                --------------------------------------    --------------------------------------
                 April 30,    October 31,   October 31,    April 30,    October 31,   October 31,
                   2000          1999          1998          2000         1999           1998
                     $             $             $             $             $             $
------------------------------------------------------------------------------------------------
                [unaudited]                               [unaudited]

Canada             214,175       311,666       744,975       900,570       996,917     1,351,778
United States    5,730,031     5,454,337       317,937       284,255       268,839       125,869
England                 --            --            --     1,101,528            --            --
------------------------------------------------------------------------------------------------
                 5,944,206     5,766,003     1,062,912     2,286,353     1,265,756     1,477,647
================================================================================================



14.  SUBSEQUENT EVENTS

On June 19, 2000, the Corporation closed a public offering of 6,045,595 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to the Corporation from the offering were approximately $11,325,000, after deduction of the agents' fees and expenses of the offering amounting to $1,675,000. On August 1, 2000, the Corporation closed an additional public offering of 1,860,382 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to the Corporation from the offering were approximately $3,700,000, after deductions of the agents' fees and expenses of the offering amounting to approximately $300,000. The Corporation expects to use approximately $12,000,000 from the proceeds of these offerings, over a three-year period, for the purchase of equipment to be used by Bio Products Laboratory ["BPL"], an agency of the English National Blood Authority, in the manufacturing of the Corporation's products at BPL's facility in England and for leasehold improvements at such facility. The balance of the proceeds will be used for clinical trials associated with FDA approval of the BPL facility and product, other research and development, and general corporate purposes.

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]

15. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

The consolidated financial statements are prepared in accordance with Canadian GAAP. The following summary sets out the material adjustments to the Corporation's reported net loss, balance sheets and cash flows statements for the periods and dates indicated which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

[a]  Net loss

                                                      Six months ended                   Fiscal year ended
                                                          April 30,                         October 31,
                                                  ------------------------   ---------------------------------------
                                                     2000         1999           1999          1998          1997
                                                       $            $              $             $             $
--------------------------------------------------------------------------------------------------------------------

Net loss under Canadian GAAP                      (4,920,556)  (7,611,780)   (16,915,759)  (13,655,702)  (8,690,128)

Adjustment related to acquisition of equipment
  used in research and development [i]                    --           --             --        (3,203)      (9,647)
Adjustment related to amortization of equipment
  used in research and development [i]                15,466       19,333         40,995        81,937      102,672
Adjustment related to disposal of equipment
  used in research and development [i]                    --      220,910        220,910        22,680           --
Adjustment related to gain on disposal of
  equipment used in research and development [i]          --      (93,146)       (93,146)       (9,324)          --
Adjustment related to deferred foreign
  exchange gain (loss) [ii]                          (60,817)     543,701        463,610      (491,020)          --
Adjustment related to stock option plan[iii]              --     (309,086)      (309,086)     (231,172)          --
--------------------------------------------------------------------------------------------------------------------
Net loss and comprehensive loss under
  U.S. GAAP                                       (4,965,907)  (7,230,068)   (16,592,476)  (14,285,804)  (8,597,103)
Net loss per share under U.S. GAAP                     (0.31)       (0.60)         (1.24)        (1.30)       (0.78)
====================================================================================================================

Haemacure Corporation


                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



15.  RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
     ACCEPTED IN CANADA AND THE UNITED STATES [Cont'd]

[b]  Balance sheets

                                                      Deferred
                                                      foreign
                                         Capital      exchange     Share
                                         assets         loss       capital        Deficit
                                            $            $            $              $
------------------------------------------------------------------------------------------

April 30, 2000
Balance under Canadian GAAP              2,286,353     88,227    64,902,794    (57,392,118)

Adjustment related to acquisition of
 equipment used in research and
 development [i]                          (833,252)        --            --       (833,252)
Adjustment related to amortization
 of equipment used in research and
 development [i]                           552,937         --            --        552,937
Adjustment related to disposal of
 equipment used in research and
 development [i]                           243,590         --            --        243,590
Adjustment related to gain on disposal
 of equipment used in research and
 development [i]                          (102,470)        --            --       (102,470)
Adjustment related to deferred foreign
 exchange loss (gain) [ii]                      --    (88,227)           --        (88,227)
Adjustment related to stock option
 plan [iii]                                     --         --       540,258       (540,258)
Adjustment related to share issuance
 cost [iv]                                      --         --    (2,745,979)     2,745,979
------------------------------------------------------------------------------------------
Balance under U.S. GAAP                  2,147,158         --    62,697,073    (55,413,819)
==========================================================================================

October 31, 1999
Balance under Canadian GAAP              1,265,756     27,410    64,877,794    (52,471,562)

Adjustment related to acquisition of
 equipment used in research and
 development [i]                          (833,252)        --            --       (833,252)
Adjustment related to amortization of
 equipment used in research and
 development [i]                           537,471         --            --        537,471
Adjustment related to disposal of
 equipment used in research and
 development [i]                           243,590         --            --        243,590
Adjustment related to gain on disposal
 of equipment used in research and
 development [i]                          (102,470)        --            --       (102,470)
Adjustment related to deferred foreign
 exchange loss (gain) [ii]                      --    (27,410)           --        (27,410)
Adjustment related to stock option
 plan [iii]                                     --         --       540,258       (540,258)
Adjustment related to share issuance
 cost [iv]                                      --         --    (2,745,979)     2,745,979
------------------------------------------------------------------------------------------
Balance under U.S. GAAP                  1,111,095         --    62,672,073    (50,447,912)
==========================================================================================

Haemacure Corporation


                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]



October 31, 1998
Balance under Canadian GAAP              1,477,647     491,020   42,265,203    (35,555,803)

Adjustment related to acquisition of
 equipment used in research and
 development [i]                          (833,252)         --           --       (833,252)
Adjustment related to amortization of
 equipment used in research and
 development [i]                           496,476          --           --        496,476
Adjustment related to disposal of
 equipment used in research and
 development [i]                            22,680          --           --         22,680
Adjustment related to gain on disposal
 of equipment used in research and
 development [i]                            (9,324)         --           --         (9,324)
Adjustment related to deferred foreign
 exchange loss (gain)[ii]                       --    (491,020)          --       (491,020)
Adjustment related to stock option
 plan [iii]                                     --          --      231,172       (231,172)
Adjustment related to share issuance
 cost [iv]                                      --          --   (2,745,979)     2,745,979
------------------------------------------------------------------------------------------
Balance under U.S. GAAP                  1,154,227          --   39,750,396    (33,855,436)
==========================================================================================

Haemacure Corporation


                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[Information as at, and for the six months ended
April 30, 2000 is unaudited]
[In Canadian dollars]


15.  RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN
     CANADA AND THE UNITED STATES [Cont'd]


[c]  Statements of cash flows

                                           Six months ended                 Fiscal year ended
                                               April 30,                       October 31,
                                       -----------------------   ---------------------------------------
                                          2000         1999          1999          1998         1997
                                            $            $             $             $            $
--------------------------------------------------------------------------------------------------------

Cash flows from operating
 activities under Canadian GAAP        (5,329,918)  (8,643,814)  (16,389,960)  (11,125,035)  (7,011,544)
Adjustment related to equipment used
 in research and development [i]               --      220,910       220,910        19,477       (9,647)
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities
 under U.S. GAAP                       (5,329,918)  (8,422,904)  (16,169,050)  (11,105,558)  (7,021,191)
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities
 under Canadian GAAP                    5,811,308    7,289,287      (160,290)    5,513,106   (8,539,436)
Adjustment related to equipment used
 in research and development [i]               --     (220,910)     (220,910)      (19,477)       9,647
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities
 under U.S. GAAP                        5,811,308    7,068,377      (381,200)    5,493,629   (8,529,789)
--------------------------------------------------------------------------------------------------------

[i]   Under Canadian GAAP, research and development equipment is capitalized and amortized over its estimated useful life. Under U.S. GAAP, costs to acquire such equipment with no alternative use are charged to operations as incurred. Any proceeds from disposals of such equipment with no alternative use would be included in income at the time of sale. This adjustment also includes the reversal of amortization on such assets capitalized under Canadian GAAP.

[ii]  Under Canadian GAAP, the unrealized gains or losses arising from the translation of foreign currency monetary assets or liabilities that have a fixed or ascertainable life extending beyond one year are deferred and amortized over the term of the related item. Under U.S. GAAP, unrealized gains or losses arising from the translation of the Corporation's foreign currency long-term debt would be included in income as they arose.

[iii] Under Canadian GAAP, the issuance of stock options in exchange of consulting services rendered by
      Directors of the Corporation is recorded without effect on income. Under U.S. GAAP, FAS 123
      "Accounting for Stock-Based Compensation", transactions in which an entity issues its equity instruments to directors for services outside their role as a director should be recorded based on the fair value of the consideration received or the fair value of the equity instrument issued.
      Accordingly, the Corporation calculated the fair value of the stock options at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1999 and 1998 respectively: risk-free interest rates of 6.75% for each year; dividend yields of 0% for each year;
      weighted-average volatility factors of the expected market price of the Corporation's common shares of 60% and a weighted average expected life of the options of 3 years.

[iv]  Share issuance cost are recorded against deficit under Canadian GAAP. Such costs would be recorded against share capital under U.S. GAAP.

Haemacure Corporation


                      CONSOLIDATED FINANCIAL STATEMENTS FOR
                         THE THREE-MONTH PERIODS AND THE
                 NINE-MONTH PERIODS ENDED JULY 31, 2000 AND 1999

                           CONSOLIDATED BALANCE SHEETS

[In Canadian dollars]

As at July 31,
(Unaudited)                                           2000           1999
                                                        $              $
-----------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents                          11,587,236      13,331,257
Temporary investments                                 156,884       1,825,182
Accounts receivable                                 3,093,417       1,296,211
Inventories                                         3,281,042       3,059,845
Prepaid expenses                                      271,944         102,337
-----------------------------------------------------------------------------
                                                   18,390,523      19,614,832

Capital assets                                      4,908,278       1,311,009
Other assets                                        8,905,591      10,435,185
Deferred foreign exchange loss                        119,258         243,016
-----------------------------------------------------------------------------
                                                   32,323,650      31,604,042
=============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities            4,788,916       3,041,818
Current portion of long-term debt                      30,736          51,421
-----------------------------------------------------------------------------
                                                    4,819,652       3,093,239

Long-term debt                                        937,238         914,904
Other liabilities                                  10,817,457      10,186,843
-----------------------------------------------------------------------------
                                                   16,574,347      14,194,986
-----------------------------------------------------------------------------

Shareholders' equity
Share capital                                      77,902,973      64,846,794
Deficit                                           (62,153,670)    (47,437,738)
-----------------------------------------------------------------------------
                                                   15,749,303      17,409,056
-----------------------------------------------------------------------------
                                                   32,323,650      31,604,042
=============================================================================

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF OPERATIONS
[In Canadian dollars]

                                   Three months              Nine months
                                  ended July 31,            ended July 31,
                             ------------------------  -------------------------
(Unaudited)                     2000         1999         2000          1999
                                  $            $            $             $
--------------------------------------------------------------------------------

Revenues
Sales                         3,356,168    1,464,489    9,086,199     3,373,428
Investment income                85,680       43,430      299,855       248,563
--------------------------------------------------------------------------------

                              3,441,848    1,507,919    9,386,054     3,621,991
--------------------------------------------------------------------------------

Expenses
Cost of sales, selling and
 marketing expenses           4,226,116    2,711,404   10,762,260     6,926,392
Research and development        352,166    1,468,709      958,872     3,957,183
General and administrative    1,176,037      939,852    3,556,661     2,549,525
Amortization of capital
 and other assets               452,802      455,907    1,353,237     1,363,810
Interest on other
 liabilities                    189,612      188,762      560,415       572,676
Foreign exchange loss
 (gain)                         (16,502)           -        9,823        70,920
Interest on long-term debt       14,971        9,675       40,995        38,709

Other financial expenses         31,188        (563)       31,254           535
--------------------------------------------------------------------------------
                              6,426,390    5,773,746   17,273,517    15,479,750
--------------------------------------------------------------------------------
Loss before income taxes     (2,984,542)  (4,265,827)  (7,887,463)  (11,857,759)
Provision for income taxes        8,646        4,328       26,281        24,176
--------------------------------------------------------------------------------
Net loss                     (2,993,188)  (4,270,155)  (7,913,744)  (11,881,935)
================================================================================
Loss per share                    (0.16)       (0.33)       (0.47)        (0.96)
================================================================================


                       CONSOLIDATED STATEMENTS OF DEFICIT

[In Canadian dollars]

Nine months ended July 31,
(Unaudited)                                               2000           1999
                                                           $               $
--------------------------------------------------------------------------------

Deficit at beginning of period                         52,471,562     35,555,803
Net loss for the period                                 7,913,744     11,881,935
Share issue costs                                       1,768,364              -
--------------------------------------------------------------------------------
Deficit at end of period                               62,153,670     47,437,738
================================================================================

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

[In Canadian dollars]


Nine months ended July 31,
(Unaudited)                                            2000           1999
                                                         $              $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                            (7,913,744)   (11,881,935)
Items not affecting cash
  Amortization of capital assets                       206,042        216,614
  Amortization of other assets                       1,147,195      1,147,196
  Accrued interest on long-term debt                    37,087         31,666
  Accrued interest on other liabilities                560,415        572,676
  Loss (gain) on disposal of capital assets             47,761        (97,898)
  Foreign exchange (gain) loss                          (4,961)         6,482
  Unrealized foreign exchange loss                       3,101         22,345
--------------------------------------------------------------------------------
                                                    (5,917,104)    (9,982,854)
Net change in non-cash working capital
  balances related to operations                      (918,739)    (2,492,710)
--------------------------------------------------------------------------------
Cash flows from operating activities                (6,835,843)   (12,475,564)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of common shares                           13,025,179     15,480,047
Repayment of long-term debt                            (38,575)       (38,478)
Share issue costs                                   (1,768,364)             -
--------------------------------------------------------------------------------
Cash flows from financing activities                11,218,240     15,441,569
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds from sale of temporary investments          9,675,042      7,830,325
Acquisition of capital assets                       (3,896,325)      (204,949)
Disposal of capital assets                                   -        252,870
--------------------------------------------------------------------------------
Cash flows from investing activities                 5,778,717      7,878,246
--------------------------------------------------------------------------------

Effect of exchange rate changes on
 cash and cash equivalents                               4,961         (6,482)
--------------------------------------------------------------------------------

Increase in cash and cash equivalents               10,166,075     10,837,769
Cash and cash equivalents at
 beginning of period                                 1,421,161      2,493,488
--------------------------------------------------------------------------------
Cash and cash equivalents at end of period          11,587,236     13,331,257
================================================================================

Haemacure Corporation
Notes to the interim financial statements



The consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada.


As further described under Note 15 to the April 30, 2000 consolidated financial statements, the accounting policies followed by the Corporation differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States and the accounting principles and practices required by the Untied Securities and Exchange Commission.



Outstanding share data

(a) Authorized and Issued Share Capital as at July 31, 2000 : Authorized Share Capital - Unlimited common shares without par value. 22,065,750 common shares have been issued for a total of $77,902,973.

(b)  Options and Warrants Outstanding as at July 31, 2000:

     (i) The company has outstanding stock options for 1,102,800 shares, of which 993,300 are vested as at July 31, 2000.

     (ii) The company has outstanding share purchase warrants for 150,000 shares exercisable at $4.10 per share on or before March 31, 2005.

          The company has outstanding share purchase warrants for 100,000 shares exercisable at $3.95 per share on or before March 31, 2005.

          The company has outstanding share purchase warrants for 3,023,298 shares exercisable at $2.40 per share on or before December 31, 2001.

          The company has also outstanding share purchase warrants for 604,660 shares exercisable at $2.15 per share on or before June 19, 2002.



Subsequent event

On August 1, 2000, 1,860,382 shares have been issued for a total of $3,999,821.

On that same day, 1,116,229 share purchase warrants were issued.

Item 19.  Financial Statements and Exhibits.

(a)  Financial Statements.

     The following financial statements of the Company (together with the notes thereto) are included in Item 17 of this Registration Statement and are incorporated by reference herein:

     1. Consolidated Balance Sheets of the Company at October 31, 1998 and 1999 and at April 30, 2000.

     2. Consolidated Statements of Operations for the fiscal years ended October 31, 1997, 1998 and 1999 and for the six-month periods ended April 30, 1999 and 2000.

     3. Consolidated Statements of Deficit for the fiscal years ended October 31, 1997, 1998 and 1999 and for the six-month periods ended April 30, 1999 and 2000

     4. Consolidated Statements of Cash Flows for the fiscal years ended October 31, 1997, 1998 and 1999 and for the six-month periods ended April 30, 1999 and 2000

     5. Consolidated Financial Statements for the three-month periods and the nine-month periods ended July 31, 2000 and 1999 (provided pursuant to Rule 3-19(f) of Regulation S-X)

(b)  Exhibits.

     1.1 Restated Articles of Incorporation of the Registrant, as amended to date.*

     1.2  By-laws of the Registrant.*

     2.1  Haemacure Corporation 1996 Stock Option Plan*

     2.2 Shareholders Agreement, dated June 20, 1996, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., Patti Menard and Marc Paquin.*

     2.3 Second Shareholders Agreement, dated July 31, 1998, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC, as amended to date.*

     2.4 Third Shareholders Agreement, dated as of June 15, 1999, among Investissements Biocapital, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.S.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC.*

     3.1 Employment letter agreement, dated September 9, 1999 between the Registrant and Marc Paquin.*

     3.2 Employment letter agreement, dated June 30, 1997 between the Registrant and David Karp.*

     3.3 Employment letter agreement, dated October 12, 1994, between the Registrant and Christian Hours.*

     3.4 Employment letter agreement, dated February 1, 1998 between the Registrant and Waldron Palmer.*

     3.5 Employment letter agreement, dated June 30, 1997 between the Registrant and Elaine Whitmore.*

     3.6 Lease, dated December 6, 1994, between the Registrant and Slough Estates Canada Limited, as amended to date.*

     3.7 Sublease, dated as of August 7, 1998, between the Registrant and Cryocath Technologies Inc, as amended to date.*

     3.8 Sublease, dated March 22, 1999, between the Registrant and AT&T Canada Enterprises Company.*

     3.9 License Agreement, dated as of April 21, 1997, between the Registrant and Immuno International AG.*

     3.10 Manufacturing Agreement, dated as of April 21, 1997, between the Registrant and Immuno International AG.*

     3.11 License Agreement, dated as of April 1999, between the registrant and the ZLB Central Laboratory Blood Transfusion Service, SRC.*

     3.12 Supply Agreement, dated as of June 15, 1999, between the registrant and the ZLB Central Laboratory Blood Transfusion Service, SRC.*

     3.13 Manufacturing Agreement, dated as of March 2000, between the Registrant and Bio Products Laboratory.*

     3.14 Supply and Development Agreement, date March 16, 1999, between the Registrant and micromedics, inc.*

     3.15 Amendment to License Agreement, dated July 8, 1997, between the Registrant and Immuno International AG.*

     3.16 Letter of Understanding, dated August 10, 1999, among the Registrant, Immuno International AG, and the FTC's trustee.*

     4.1  Consent of Ernst & Young LLP

*    Previously filed

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HAEMACURE CORPORATION



June 20, 2001                             /s/ Marc Paquin
                                          -------------------------------------
                                          Marc Paquin
                                          President and Chief Executive Officer

                                  Exhibit Index

1.1  Restated Articles of Incorporation of the Registrant, as amended to date.*

1.2  By-laws of the Registrant.*

2.1  Haemacure Corporation 1996 Stock Option Plan*

2.2 Shareholders Agreement, dated June 20, 1996, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., Patti Menard and Marc Paquin.*

2.3 Second Shareholders Agreement, dated July 31, 1998, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC, as amended to date.*

2.4 Third Shareholders Agreement, dated as of June 15, 1999, among Investissements Biocapital, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.S.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC.*

3.1 Employment letter agreement, dated September 9, 1999 between the Registrant and Marc Paquin.*

3.2 Employment letter agreement, dated June 30, 1997 between the Registrant and David Karp.*

3.3 Employment letter agreement, dated October 12, 1994, between the Registrant and Christian Hours.*

3.4 Employment letter agreement, dated February 1, 1998 between the Registrant and Waldron Palmer.*

3.5 Employment letter agreement, dated June 30, 1997 between the Registrant and Elaine Whitmore.*

3.6 Lease, dated December 6, 1994, between the Registrant and Slough Estates Canada Limited, as amended to date.*

3.7 Sublease, dated as of August 7, 1998, between the Registrant and Cryocath Technologies Inc, as amended to date.*

3.8 Sublease, dated March 22, 1999, between the Registrant and AT&T Canada Enterprises Company.*

3.9 License Agreement, dated as of April 21, 1997, between the Registrant and Immuno International AG.*

3.10 Manufacturing Agreement, dated as of April 21, 1997, between the Registrant and Immuno International AG.*

3.11 License Agreement, dated as of April 1999, between the registrant and the ZLB Central Laboratory Blood Transfusion Service, SRC.*

3.12 Supply Agreement, dated as of June 15, 1999, between the registrant and the ZLB Central Laboratory Blood Transfusion Service, SRC.*

3.13 Manufacturing Agreement, dated as of March 2000, between the Registrant and Bio Products Laboratory.*

3.14 Supply and Development Agreement, date March 16, 1999, between the Registrant and micromedics, inc.*

3.15 Amendment to License Agreement, dated July 8, 1997, between the Registrant and Immuno International AG.*

3.16 Letter of Understanding, dated August 10, 1999, among the Registrant, Immuno International AG, and the FTC's trustee.*

4.1  Consent of Ernst & Young LLP

*    Previously filed